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04030291

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Krones AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3871 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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PROCESSED
MAY 24 2004
THOMSON FINANCIAL

OICF/BY: dw
DATE: 5/24/04



KRONES

Sales, Net Income, Orders Received, Employees, Company Executive Bodies

Development of sales in mio. €


908
1,015
1,165
1,305
1,435
1999
2000
2001
2002
2003

Development of net income in mio. €


25
38
50
57
60
1999
2000
2001
2002
2003

Development of orders received in mio. €


974
1,104
1,190
1,309
1,441
1999
2000
2001
2002
2003

Development of employees


7,616
7,989
8,365
8,494
8,690
1999
2000
2001
2002
2003

The Company's Executive Bodies

Supervisory Board

Dr. Lorenz M. Raith
Chairman

Paul Jogsch*
Deputy Chairman
Chairman of Central Works Council

Ernst Baumann
Member of the Executive Board of BMW AG

Rudolf Ederer
Lawyer

Herbert Gerstner*
Works Council Member

Dr. Klaus Heimann*
Director of the Professional Training Department
Board of IG Metall

Prof. Dr. Ing. Erich Kohnhäuser
President of the College of Higher Education in Regensburg

Norman Kronseder
Chief Executive of Saatzucht Steinach GmbH

Johannes Maschke †
Managing Director of Kronseder Beteiligungsgesellschaft mbH
(until 09.10.2003)

Dr. Alexander Nerz
Lawyer
(since 21.11.2003)

Walter Meyer*
1st Head of the Branch IG-Metall Administration, Regensburg

Anton Schindlbeck*
Head of Sales for Central European Region

Günter Walter*
Deputy Chairman of Central Works Council

* *Elected by staff*

Executive Board

Volker Kronseder
Chairman

Hans-Jürgen Thaus
Deputy Chairman

Rainulf Diepold

Werner Frischholz
since 01.01.04
Full Member of the Executive Board,
(2003: Deputy Member)

Christoph Klenk
since 01.01.04
Full Member of the Executive Board,
(2003: Deputy Member)



	2003	2002	2001	2000	1999
Sales (in mio. €)	1,435	1,305	1,165	1,015	908
Employees (as of 31.12.)	8,690	8,494	8,365	7,989	7,616
Orders received (in mio. €)	1,441	1,309	1,190	1,104	974
Net income (in mio. €)	60	57	50	38	25
Fixed assets (in mio. €)	272	250	206	182	163
Investments (in mio. €)	52	88	58	62	37
Depreciation (in mio. €)	40	38	35	32	26
Cash flow (in mio. €)	100	94	85	70	53
Shareholders' equity (in mio. €)	435	409	381	338	340
Balance-sheet total (in mio. €)	870	806	726	643	630

	2003	2002	2001	2000	1999
Number of shares (mio.)	10.53	10.53	10.53	10.53	11.40
of which preference (mio.)	3.57	3.57	3.57	3.57	3.77
of which ordinary (mio)	6.96	6.96	6.96	6.96	7.63
Sales per share €	136.28	123.91	110.66	96.35	79.65
Net income per share €	5.74	5.44	4.78	3.61	2.16
Cash flow per share €	9.50	8.97	8.09	6.67	4.62
Equity capital per share €	41.31	38.82	36.18	32.14	29.82
End-of-year price (preference share) €	62.30	43.50	55.10	28.50	25.00
End-of-year price (ordinary share) €	63.00	39.87	46.50	32.00	28.00
Dividend per preference share €	1.20*	1.10	1.00	0.77	0.61
Dividend per ordinary share €	1.10*	1.00	0.90	0.66	0.51

*acc. to proposed appropriation of profits

KRONES AG and GROUP Annual Report 2003



Status report



Status report

KRONES AG und GROUP end-of-year accounts

KRONES GROUP

KRONES AG

Further information



Whether it be still or sparkling, water is not only an excellent thirst-quencher, it is also easily digestible and good for your health – which is why it has enjoyed an enormous increase in popularity all around the world over the last few decades. Water is still on the up, increasing at an annual rate of 8 percent. In Germany alone, mineral water consumption has octupled since 1970. With the KRONES Volumetic VODM filler, mineral water is bottled quickly and easily.

Our company targets

KRONES operates in the packaging machine technology sector. We are the global leader in this market and will use all of our strengths to hold on to and extend this position.

We have presented ourselves with the task of always providing our customers with high-quality products incorporating the latest technology. It is our goal to be the technical leader by international standards in each of our product divisions.

We generate our company's success by actively including of all of our employees. In doing so, we systematically master costs and procedures in all areas, thus securing the necessary growth and, in turn, the company profit. In the long term, we are a reliable partner for all of our customers.

If we are to put this into practice with success, then we must ask our employees to be prepared to experience continual change and to have the courage to try something new.



Rainulf Diepold Christoph Klenk Volker Kronseder Hans-Jürgen Thaus Werner Frischholz





They go under the name of soft drinks, these »soft«, non-alcoholic beverages which more and more people reach for to quench their thirst. In figures: 365 billion litres are consumed worldwide. Not least an increased health awareness leads the consumer to reach for carbonated drinks, water and increasingly for fruit juices or sport and energy drinks. The KRONES Mixer MS produces mixed beverages, fruit juice drinks or carbonated mineral water fully-automatically.

To our shareholders

In times of poor economic activity, KRONES was once again the bearer of good news. As the global market leader for beverage bottling plants and packaging machines, we have improved on our sales an profit result for what is now the fourth time in a row, have intensified our efforts in the field of research, extended our range of after-sales services and invested in measures for increasing productivity. All of this allows us to adapt to the continual market changes.



»Business management must comprise a good mixture of qualities. It's not enough just to be visionary. The right mix of creativity, professionalism and consistent market-orientation must be found.«

Volker Kronseder
Executive Chairman

Dear shareholders and business associates,

In a year marked by crises in global politics, general economic slugishness and, especially here in Germany, low public morale and scepticism in the continued existence of our social system as we know it, at least we at KRONES were able to provide some good news. Our balance sheet for the year 2003 provides an account of this.

While both the beverage industry in Germany and our international competitors had to battle against a drop in production, we appeared to be largely resistant to this downward trend. But that does not mean that we did not feel the effects of this development. Breweries and soft drink manufacturers, who are among our most important customers, may have been willing to invest, but they were not able to do so – and this was not only for financial reasons. The uncertainty caused by political developments had an even greater effect. The situation regarding the compulsory deposit on beverage containers resulted in our customers being unable to make even medium-term plans.

The year 2003 placed even greater demands on us than the previous year. Yet the economically difficult times did not stop us from investing in our future – and for KRONES, the future is centred around plastic or, to be more precise: PET. This is why, in 2003, we worked on one of KRONES AG's largest ever investment projects to start up a highly-modern centre for plastics technology at our Group headquarters in Neutraubling.

One of the latest developments to come from our *PET Technology Centre* also represents the kind of innovation which especially characterises KRONES. The *»Compact Line«* is a complete line for filling water into non-returnable PET bottles. It can fit into over 30 percent less space and, with its excellent qualities, stands in a way as a symbol for our Group: innovative, compact and flexible – just like KRONES' comprehensive process organisation which has been developed successfully over the last five years to both your and our advantage.

This progress is reflected positively in our balance sheet for the year 2003. KRONES has grown once again. For the fourth time in a row, we are concluding the business year with new record levels of sales and profits. Despite all adverseness, the machines, systems and services offered by KRONES are selling better than ever – if the figures are anything to go by. We increased our sales result by 130 million euros or around 10 percent to 1.435 billion euros.

This extraordinarily good performance appears even more astonishing if you consider that we were put under enormous pricing pressure in 2003. Our main competitors from France and Switzerland entered the market with major price reductions and aroused a proper price war which drastically pushed down our profit margins. Even if our end-of-year surplus did not show exponential development, our profits amounting to 60.4 million euros after tax still lie 5.4 percent above their 2002 level.

This result has been earned by all of the employees of the KRONES GROUP. They showed once again in 2003 that a readiness to work, drive and not least extraordinary expertise mean that we can not only survive difficult times, but can also use them as an opportunity to continue even stronger than we were before.

Our future-oriented »slim« planning, in which we used a wide number of measures to adapt to the changed situation, must have also contributed to this success. We continued to optimise our process procedures within the company, directed our investments into those machines which increased productivity, intensified our efforts in research and development and limited our expenditure through consistent cost monitoring and a restrictive personnel policy.

These efforts will also help us in the future to hold on to our earning power or even improve on it. Our investors have already been rewarded for this by the stock market which seemed to slowly recover from its downward slide. The KRONES preference shares, which increased by 43 percent in 2003, were among the winners.

And the year 2004 is also expected to be a successful year for KRONES. The economy may still be particularly cautious at the start of the year due to the fact that the hoped-for recovery was also forecast on many occasions in 2003, but did not arrive. However, if a company has managed to survive this crisis up to now, then it also has good chances of taking part in a future recovery. Several indications already point to this being the case. In the beverage market, the PET bottle is increasingly setting the trends. In addition to this, we are doing more and more business in the »non-beverage sector« – the food, pharmaceutical and cosmetic industry. Furthermore, services which deal with the maintenance and modernisation of lines already supplied by us also hold a great deal of potential.

We hope to once again be able to deliver good news from KRONES in the year 2004 and would like to use this opportunity to express our sincere thanks to you all – our customers, business partners and shareholders – for all of your support and solidarity.

Yours,

Volker Kronseder
Executive Chairman



January

With the majority holding in KOSME, an Austrian-Italian manufacturer of beverage bottling plants and packaging machines in the so-called »just-enough segment« KRONES rounds off its range of machinery on offer for the low output sector. KRONES had only just entered into its cooperation with the KOSME GROUP in April 2002.



April

PET Asept wins recognition. When installing new aseptic bottling lines, the international beverage industry favours KRONES technology. With the PET aseptic lines ordered in 2003, KRONES has become global market leader in aseptic beverage bottling for the first time ever. Significantly more than a third of all lines ordered originate from KRONES and this is thanks to the further development of the isolator system and the creation of a special aseptic team.


KETTNER

June

KETTNER GMBH which, ever since its takeover as a KRONES subsidiary in December 1997, had been a integrative constituent of the KRONES product portfolio with its packaging systems, is merged with KRONES AG with retroactive effect as of 1st January 2003. The KETTNER production sites in Rosenheim and Raubling are acquired and even further expanded. All of employees of KETTNER GMBH are made KRONES AG employees.



July

According to a study performed by the Nuremberg GfK Group (consumer-research body), the proportion of all beverages available in returnable packaging rose to 60.6 percent following the introduction of a compulsory can deposit in 2003. Returnable containers only had a 50.2 percent share at the end of 2002. KRONES is one of the »winners« to emerge from this obligitory deposit placed on beverage cans and non-returnable packaging. As a result of this new regulation, many of the major beverage bottlers in Germany ordered lines for bottling returnable PET containers.








KRONES

August

KRONES provided a practical contribution to the subject of beer in PET bottles which has been discussed here for quite long time: with the installation of the first line in Germany to handle only non-returnable PET bottles containing beer and mixed beer-based beverages. The contractor is HOLSTEN BRAUEREI AG in Hamburg. The new line, which has been designed for a speed of 36,000 half-litre bottles per hour, started production in the FELDSCHLÖSSCHEN BRAUEREI in Braunschweig.

September

ARLA FOODS, one of the largest dairy groups in the world, set up an ultra-modern enterprise for the production of fresh milk at its headquarters in the British city of Leeds. KRONES installed a milk bottling line there for testing purposes. After the successful production trial period, ARLA FOODS awarded KRONES a final contract covering four bottling lines. The order-administering Line Management System with SAP connection is supplied by SYSKRON, the Group's IT company.

November

Bottling lines are long-term investment goods. The line operators want and need support for the complete service life of their line. An all-round conclusive concept which starts with the assembly of the equipment and only ends when a line has to be replaced by a new one after many years. With our *Lifecycle Management* system, KRONES has designed a programme containing tailored services for all stages of a bottling line's service life. Their aim is to keep the line speed and availability at a continually high level.

November

KRONES receives a positive response from the Brau Beviale in Nuremberg. The international trade exhibition for the beverage industry, which hosted a new record number of visitors, also bestowed a huge rush of visitors to the 1,200 m² sized KRONES exhibition stand. Delegations of major American and Brazilian breweries as well as professionals from Asia and Eastern Europe gathered information about the product innovations.



We will always have to drink – and the amount we are drinking is continually increasing. For the global population is growing and, with it, the demand for drinks filled in bottles, cans or cartons is also growing. This is why soft drinks, beer, milk and, above all, water still have a huge amount of growth potential. With the KRONES Contiform stretch blow-moulding machine, the PET bottles – a container also with a a great deal of growth potential – used to hold these beverages are produced.

Strategic company development

Times of economic turbulence like the ones we are currently experiencing are always a means of carefully examining a company's strategy. To a certain extent, this is done automatically – for if the marching route is incorrect, the strategic weak points will soon become apparent and painfully reveal the company's deficiencies.



»Our successful growth is most certainly both the result of our pioneering role as an innovator who places high demands on quality and also the result of the new strategic direction which was consistently applied within the company.«

Hans-Jürgen Thaus
Deputy Executive Chairman

Developing strategic strength

In 1999, KRONES started out on a completely new strategic direction. Back then, this step was urgently necessary – without a consistent company strategy, the Group would not have mastered the diverse challenges it faced over the last few years. The rules of the game had also seriously changed due to the company's internationalisation, a quick growth in knowledge and the enormous surge in technology. And during our analysis of the competition, the market, our customers and even our own company, we discovered numerous weak points.

Our current strength was born from this weakness. Looking back at the past five years, we can now see – thanks to a clear strategic orientation – that courage and commitment, hard work and direction, innovation and the high quality of our products and services all worked towards the successful further development of the company and guided it to the head of its field both technologically and economically.

Development of sales and net income of the KRONES GROUP in million €


1995
7
807
1996
14
834
1997
18
868
1998
26
921
1999
25
908
2000
38
1,015
2001
50
1,165
2002
57
1,305
2003
60
1,435
Net income in million € (after tax)
KRONES KONZERN sales in million €

Expressed in figures, KRONES GROUP's sales figures rose by more than 58 percent during this period while profits more than doubled. Yet we have also grown in another respect – we have grown along with the huge challenges which we stood up to and mastered together. This human component has become the real KRONES success factor. For our success is also founded upon the fact that we have been able to win over the people who work for us with commitment to help us work toward our common goal.

This experience has shown us that a company's success can be structured. On the one hand, we can attribute it to our pioneering role as an innovator who has high demands on quality and, on the other, also to the all-embracing processes of change in all of the company sectors and at all levels which only have a direct or indirect influence on the company's success.

Success requires emotions

The measures which we took for the new orientation of KRONES are just as diverse as they are multi-faceted and they have been recorded in writing since 1999 in our IMPETUS programme – which is a guiding theme showing how we achieved our economic success.

Strategic level »Target system«	Strategy, targets, planning	Target
Operating level »Operating system«	Market, products, resources, organisation, processes, figures, data, facts, results	Hard facts
Emotional level »System of leadership«	Leadership, motivation, communication, »change management«, change dynamics, ability, increased efficiency, potential, expertise, identity, company structure, future ability	Soft facts

On the strategic level, we defined our goals and traced out the path how to get there. The »hard facts« are summarised on the operational level: figures and data on the market, products, resources and processes. They make up the »operating system« that keeps everything running and generates results.

Company strategies are produced in the mind – but are just as much a product of a gut feeling or an emotion. Success requires emotions. These are called soft factors – probably because they are not quite so easy to grasp and because they are expressed in other values, not figures, but rather in basic convictions.

For KRONES, strategy is a lasting process. It incorporates all of the company sectors and the operational and emotional levels and its goal is the sustained improvement of our competitive standing.

The leadership and motivation of employees are among these soft factors, as well as the communication and culture within the company, the ability and potential offered by each individual. KRONES used all of these to develop a incentive to change which was created from a very complex, very sensitive and very effective »system of leadership«.

But we knew one thing right from the very beginning: if you want to move the market – and that was one of our starting points and the goal which we are still working towards – then you must firstly move yourself. And we have succeeded in doing so. We have created a productive environment at KRONES. The necessary changes made in the company have also taken place in the heads of the employees.

We have long understood »strategy« as a lasting process which joins together all of the company sectors and the operative and emotional levels with an aim to achieving a sustained improvement in our competitive standing. By mobilising all of the power we have in our company and joining together all of our strengths, we have a grip on determining KRONES' success ourselves – and thus being able to anticipate a slice of the future.



For their storage in fermentation cellars, sparkling wine bottles must be kept in suitable containers, wooden crates for example. The KRONES Robot 3A robot packer lifts the bottles using vacuum gripper heads and places them in the crates with precision. The Germans still love to »pop a few corks« on bottles of sparkling wine: in fact this is done more than 300 million times a year. This means that every third bottle of sparkling wine popped in the world is opened in Germany.

About the KRONES share

The KRONES share recovered well in the year 2003 after the previous negative stock market trend. The preference shares traded on the MDAX increased in value by 43 percent during the course of the year and thus once again became an extremely profitable investment – in the long term too as the KRONES GROUP's sound economic and financial data show.



»Our shares have become significantly more attractive. We can detect this, among other things, in the interest shown in KRONES by the economic press and analysts and in our discussions with fund managers.«

Hermann Graf Castell
Head of Corporate Communications

For investors, the year 2003 ended in a forgiving manner after all. The international stock markets succeeded in reversing the trend after suffering a downward slide which lasted for three years. On the last complete day of trading, the international share indices reached new yearly highs. The US-American stock exchange, the Dow Jones, which on 9th December reached the 10,000 mark for the first time in 18 months, rose 10 % during the course of the year. The Euro-Stoxx 50 index, which joins together the most important European shares, increased 14 %. The significantly broader FTSE Eurotop 300 index had an annual profit of over 36 % and the Japanese Nikkei index recovered by 25 %.

The German share index, the DAX, closed the 2003 trading year at 3965.16 points. Twelve months previously it had only reached 2,892.63 points. Thus, looking at the year as a whole, this means an increase of 37.1 %. However, in the year 2002, the DAX was the greatest loser beyond doubt, falling 44 %. Due to the Iraq crisis, the German stock market barometer had dropped to a yearly low of 2189 points on 12th March 2003, which was also its lowest level for 8 years. If we use this low point as a basis, then the DAX even managed to rise 81 % since the upward trend started in the middle of March. In 2003, the MDAX registered a rise of 47.8 % (the level at the end of the year was 4,469.23 points compared to 3,024.82 points on 30th December 2002), however it was overshadowed by the TECDAX which managed 50.9 % (its level at the end of the year 541.31 points compared to 358.79 on the last day of trading 2002).

Thus, in the year 2003, the shares achieved the best returns for the first time in three years when compared to the other means of investment. Although the capital markets were ruled for a long time by the investors' need for security, their subsequent increased willingness to take risks was now being rewarded again. The KRONES shares quoted on the MDAX were also among the year's winners.

The KRONES shares experienced a return to their old strengths. During the general recovery experienced by the stockmarkets, our preference and ordinary shares more than compensated for their losses from the previous year.

KRONES year-end share prices


1999
€25.00
€28.00
2000
€28.50
€32.00
2001
€46.50
€55.10
2002
€39.87
€43.50
2003
€62.30
€63.00
KRONES ordinary shares
KRONES preference shares

Primary data of the KRONES share

Ordinary shares		Preference shares	
Security identification number	WKN 633500	Security identification number	WKN 633503
Individual share certificates*	6,955,729	Individual share certificates*	3,575,295
Abbreviation	KRN	Abbreviation	KRN3

* Total number: 10,531,024

Key data per share

		2003	2002	2001
Number of shares	(million)	10.53	10.53	10.53
of which preference	(million)	3.57	3.57	3.57
of which ordinary	(million)	6.96	6.96	6.96
Sales per share	€	136.28	123.91	110.66
Net income per share	€	5.74	5.44	4.78
Cash flow per share	€	9.50	8.97	8.09
Equity capital per share	€	41.31	38.82	36.18
Highest price (preference share)	€	63.50	67.49	55.10
Lowest price (preference share)	€	38.50	41.53	26.00
Highest price (ordinary share)	€	63.00	59.00	46.50
Lowest price (ordinary share)	€	37.50	37.50	31.01
End-of-year price (preference share)	€	62.30	43.50	55.10
End-of-year price (ordinary share)	€	63.00	39.87	46.50
Dividend per preference share	€	1.20*	1.10	1.00
Dividend per ordinary share	€	1.10*	1.00	0.90

* acc. to proposed appropriation of profits

KRONES share recovers well

The KRONES share was not spared the general fall in stock market prices up until the spring of 2003. The preference shares traded on the MDAX opened at € 43.58 at the start of the year, increased slightly, but then fell just below the 40 euro mark in February. The ordinary shares suffered a similar fate starting the year at € 41.00 and then hitting their lowest point on 21st February at € 37.50.

KRONES shares remain a good investment. Our ordinary shares increased their value by 58.0 % during the course of the year. The preference shares increased by 43.2 % – and good business prospects mean that they have a further potential to rise.

The following months saw the KRONES share return to its old strengths. The ordinary shares already cost € 50 on 6th May and, at the end of October, they had even exceeded € 60. On the year's last day of trading, they closed at € 63.00 which was simultaneously their peak value for the year. Great fluctuations marked the pattern of the preference share chart line throughout the 2003 stock market year. The shares fell to their lowest point of the year in February reaching € 38.50, yet then climbed during the course of trading to € 51.00 at the beginning of April and – following an minor interim loss – reached € 55.00 on 6th May. The preference shares did not remain consistently stable and fell once again to € 47.00, exceeded the 60 euro mark again on 1st September and reached their yearly high on 29th October at € 63.50. After a renewed drop to € 55.00, the price of the preference shares climbed again to € 62.30 by the end of the year's last day of trading on 30th December 2003.

The KRONES preference shares more than compensated for their losses from the year 2002 (–21 percent). Having recovered well from this downward stockmarket slide, the preference shares showed a 43.2% increase in value during the course of the year (the ordinary shares even managed to increase their value by 58.0%) meaning that they were a real investment once again – and are bound to remain so if KRONES' extremely promising business prospects are anything to go by. In our opinion, the price of this share is at a very moderate level anyway: With € 5.74 net earnings per share (2002: € 5,44) this corresponds to a ratio between price and profit of 10.9.

Course of the KRONES shares compared to the MDAX


€63.00
€37.50
162.5 %
150.0 %
137.5 %
125.0 %
112.5 %
100.0 %
87.5 %
75.0 %
Jan. Febr. March Apr. May June July Aug. Sept. Oct. Nov. Dec.
MDAX
KRONES ordinary shares (highest/lowest level)


€63.50
€38.50
130 %
120 %
110 %
100 %
90 %
80 %
70 %
60 %
Jan. Febr. March Apr. May June July Aug. Sept. Oct. Nov. Dec.
MDAX
KRONES preference shares (highest/lowest level)

Many analysts' favourite

»They are the biggest manufacturer of beverage bottling lines in the world and are seen as being one of the best German engineering companies. KRONES excels with brilliantly clean balance-sheet results and profitable growth.«
»Euro am Sonntag«, 4th May 2003

The KRONES stocks were also a sought-after investment in 2003 and »are among the favourites of many analysts and fund managers, not only because of the continually good business development«, as the »Euro am Sonntag« writes on 4th May 2003. »KRONES is regarded as being extremely reliable, also in its prognoses, and its balance-sheet is exemplary.« And for Christopher Schardt, an analyst with the HVB Group, KRONES stocks are »a fundamentally solid investment with a relatively high level of growth.«

In its study in March 2003, Erkan Aycicek of DRESDNER KLEINWORT WASSERSTEIN recommends the purchase of KRONES shares. KRONES is seen as being a company with stable balance-sheet figures and an impressive career development.

According to the analysts, KRONES will even grow faster than the beverage industry itself as the introduction of PET bottles into the alcoholic beverage sector should open up enormous market potential for KRONES.

DRESDNER KLEINWORT WASSERSTEIN additionally forecasts that the non-beverage sector will continue to grow together with the beverage production and the packing and palletising technology sectors, which will also improve KRONES' future prospects.

Daniel Cowan from ABN-AMRO states in a study published in March 2003 that, with an existing 25% share of the market in the filling and labelling technology sector, KRONES is already in a position which is sure to provide a promising future. Yet growth is not only forecast in this sector, but also in the non-beverage sector and in the food, pharmaceutical and cosmetics sector. According to ABN-AMRO, the addition of another market segment will reduce risks and promote a positive long-term development. It recommends the purchase of KRONES shares as the increasing consumption of alcoholic and non-alcoholic beverages will increase demand for superior beverage bottling and packaging lines. ABN-AMRO forecasts that KRONES will show promising development in the long term.

ABN-AMRO believes that an additional growth impetus can be expected for KRONES in the non-beverage sector (food, pharmaceutical and cosmetics sector).

Course of the KRONES shares compared to the MDAX, 2001 until 2003


250.0%
225.0%
200.0%
175.0%
150.0%
125.0%
100.0%
75.0%
50.0%
2001
2002
2003
MDAX
KRONES ordinary shares
KRONES preference shares

Highest/lowest levels

Ordinary share (€):		
2003:	*63,00*	*37,50*
2002:	*59,00*	*37,50*
2001:	*46,50*	*31,01*
Preference share (€):		
2003:	*63.50*	*38.50*
2002:	*67.49*	*41.53*
2001:	*55.10*	*26.00*

Corporate governance

At KRONES, corporate governance is a constituent part of the company leadership. It is aimed at continually increasing the company value. The management of KRONES considers the principles and rules of corporate governance in all of its business activities. In collaboration with the Supervisory Board, the KRONES Executive Board develops the Group's strategic direction and takes responsibility for its implementation.

Our aim is a systematic and sustained increase in our company's value. In doing so, we protect the interests of our shareholders so that their investments in KRONES are worthwhile. Through regular reports which provide open and transparent information about the current and future development of the KRONES GROUP, about the strategy adopted by our company, as well as any possible risks which may be involved in our present and planned trading activities, we encourage our shareholders' trust and acceptance on the capital market. With our wide range of communication, we are intent on continually providing current information to our shareholders, potential investors, customers and the public.

As stated in § 161 *Aktiengesetz*, the KRONES AG Executive and Supervisory Boards declare that the recommendations on conduct put forward by the »governing commission for the German corporate governance code« employed by the German Federal Government for the management and supervision of the companies quoted on the German stock market have been and will be complied with as indicated in the code published on the KRONES AG website.

Structure of shareholders

KRONES AG issued a total of 10,531,024 individual share certificates: 6,955,729 ordinary and 3,575,295 preference shares. Both classes of shares quoted on the MDAX are being traded. Ordinary shares make up 66.05% of all shares and, of these, 82.2% are in the ownership of the Kronseder family. All of the preference shares are in free float.

We are aware that this share structure deters strategic and institutional investors from showing a strong commitment to the KRONES share. We will hold onto this distribution of shares for the time being, but will seriously consider converting the preference shares into ordinary shares in order to increase the attractiveness of our shares for greater investors.

Dividends rise for the sixth time in a row. The dividend distribution per preference share is 1.20 € (previous year: 1.10 €) and 1.10 € per ordinary share (previous year: 1,00 €).

Dividends per preference share in €


1999
€0.61
2000
€0.77
2001
€1.00
2002
€1.10
2003*
€1.20

* acc. to proposed appropriation of profits

Dividends per ordinary share in €


1999
€0.51
2000
€0.66
2001
€0.90
2002
€1.00
2003*
€1.10

* acc. to proposed appropriation of profits

Higher dividends once again

Our investors should gain once more from KRONES' good financial position and dynamic profit development, as well as the rise in profit of € 5.74 per share. In the KRONES Annual General Meeting on 23rd June 2004, we will once again, and thus for the sixth time in a row, raise dividends. This should mean a dividend distribution of € 1.20 per preference share (previous year: € 1,10) and € 1.10 per ordinary share (previous year: € 1.00).

Earnings per share


1999
€2.16
2000
€3.61
2001
€4.78
2002
€5.44
2003
€5.74

Earnings per share showed an 5.5 % improvement reaching € 5.74 (previous year: € 5.44).

Investor relations

For us, investor relations is an important instrument which can be used to increase the trust shown by the shareholders by providing an open information policy and thus gaining new circles of investors. We also enter into continuous dialogue with investors and financial analysts. Regular research reports drawn up by analysts belonging to German and international investment companies provide documentation of the major interest shown in our company by institutional investors. With appearances at roadshows, analyst meetings and press conferences, together with our regularly published quarterly and annual reports, we provide a detailed overview of our economic situation and the company strategy of the KRONES GROUP.

All of these measures are in pursuit of our aim to always quickly inform investors, analysts and the economic press of any developments which are taking place at KRONES and, in doing so, promote our acceptance on the capital market and – in keeping with our duty to always act in a value and market-oriented manner in the interests of our shareholders – to continue to increase the value of the company.

Detailed information about the Group and its products, as well as current data regarding the KRONES share, can be found under www.krones.com, the homepage of KRONES and its subsidiaries. Here you can view the current prices quoted for the preference and ordinary shares, pursue the development of the shares in the analysis chart, as well as have a look at the press releases and ad hoc memos. Our annual and quarterly reports can be called up and downloaded.


KRONES
Lavatec KES

Beer has friends all over the world. It ranks the highest among the most popular beverages. The demand increases continuously: every year by almost three percent. Currently, 145 billion litres of beer are filled into bottles and cans. If returnable bottles are run, the empty containers must be cleaned before being filled. The KRONES Lavatec KES bottle washing machine can complete this task fully-automatically and reliably.



Company situation and business development

What company figures would KRONES have presented, had the economic activity not been so weak and had the competition not applied such strong pricing pressure? Nevertheless, for the past business year we can show a 10 percent increase in sales amounting to € 1.435 billion, and a 8.8 percent increase of profit (ordinary business activities) amounting to € 111 million, which are record results for the fourth time in a row.



»Our continuously increasing growth signals that many customers are satisfied with our machines, lines, and our company performance. This mark of confidence is an incitation, as well as a commitment, to continue with the operational top operational achievements which benefit our customers, and to proceed courageously.«

Volker Kronseder, Hans Jürgen Thaus

Global economy quickened – German economy stagnant

The global economic situation revitalised during the year 2003. The business climate and rate of consumption improved worldwide, and stock prices increased again following a long and strong decrease. World political uncertainties subsided after the end of the war in Iraq. The prospects for a lasting boom were assessed higher than before.

The improvement felt in the industry's business climate is not least the result of a significant revival in the global economy. Starting in the USA, the global economy significantly gathered momentum in the second half of the year.
Wirtschaftsdienst, December 2003

Regionally, the cyclical recovery was very inconsistent. The global economy was quickened by the boom in the growth regions Asia and Eastern Europe, as well as by the strong growth in the United States, which once again lead the recovery. The economic development in Japan was surprisingly beneficial. The countries in South-East Asia overcame their weak phase, and in Russia, the increase in production accelerated. Due to the high economic dynamism, China became a centre of growth for the global industry. Production in the countries entering the European Union grew continuously, whereas production in the countries in the euro region remained the same, with Germany taking up the rear.

In 2003, and for the third time in a row, the German economy experienced stagnation. The overall economic production declined slightly, and employment continued to fall. Company business expectations and employment planning had not been that poor for ten years. The average public deficit ranked 4.0%, thus clearly falling short of the European deficit limit of 3.0%. The key factors were the unfavourable external basic conditions, as well as a weak internal economic trend. In addition to the bad economic activity, confusing discussions about the fiscal, health, and social reforms not having got off the ground contributed to an another dip in public morale.

The first signs of an economic improvement in Germany could be felt in the middle of the year. However, only a part of the economy was engaged in the worldwide economic boom. Merely the German export business received impulses from the reviving global economy. Thus, in 2003, the exports provided practically the only means of support for the German economy.

Changes in the gross domestic product in percent


2000
3.0
3.3
4.1
2001
0.3
0.6
1.5
2002
0.2
0.8
2.3
2003
0.1
1.8
2.6
2004
1.7*
3.0*
3.6*
Germany
European Union
USA
* Prediction
Source: OECD

Engineering industry expects a slight upturn

The VDMA, the Federation of the German Engineering Industry (Verband Deutscher Maschinen- und Anlagenbau) anticipates a slight increase, if not in all fields. With the two percent decrease in 2003, the VDMA believes an increase of two percent in 2004 is possible, however, they look at the European exchange rate with scepticism, and anticipate that this industry will have problems ahead with its prices and margins. The VDMA sees further risks in the slow European growth, as well as in the insecure economic activity in America. In the Federation's opinion, the German engineering sector will experience a comparably low amount of growth in 2004.

KRONES is a high performer among engineering companies

In a 2003 study of engineering, KRONES is certified as having an outstanding position among German engineering companies. HELBLING MANAGEMENT CONSULTING GMBH in Munich analysed about 300 German enterprises from 9 engineering sectors. The goal of this financial review was to identify the factors and strategies that make some enterprises more successful and more resistant to crises than others.

The study reaches the conclusion that the so-called high performers – and here the authors of the study include KRONES – who showed an above-average profitability and financial power in the last three years, were distinguished by their power of innovation. The study cites KRONES' technical and technological innovations which are then quickly implemented in our machines and complete lines, as well as KRONES' flexible sales concept, as being the factors which seal our success. According to the study, in addition to these internal success factors, engineering companies as a whole are especially successful thanks to their consistent business strategy. The high performers left nothing to chance, and systematically established a strategic position to secure themselves in the long term.

In 2003, the German packaging machine industry in general witnessed a drop in sales of –3 %, whilst KRONES sales increased by +10 %.

Worldwide beverage consumption in billion litres


Unpacked milk: 105
Hot beverages: 395
Packaged beverages: 695
Unpackaged beverages: 4,016

Total beverage market: 5.211 bn litres


Ice tea, energy drinks 4% (20.5 bn l)
Juice, fruit-juice drinks 9% (61 bn l)
Beer 21.5% (148 bn l)
Milk 18% (120.5 bn l)
Wines, spirits 6.5% (55 bn l)
Water 14% (102.5 bn l)
CSD 27% (187.5 bn l)

Total packaged beverages: 695 bn litres

»There is no sign of our market becoming saturated. It can generally be said that, because the global population is growing, this will lead to an even greater necessity to bottle beverages. The growth rates are not major, but they are consistent.«
Volker Kronseder

Global demand for packaging machines: € 21 billion


North America
€ 5.8 bn (28%)
Asia/Pacific
€ 2.4 bn (11%)
Eastern Europe
€ 2,6 bn (12%)
Western Europe
€ 4.8 bn (23%)
Japan/China
€ 5.4 bn (26%)

Global demand for packaging machines

The global demand for packaging machines amounts to around € 21 billion per year. The packaging system demand can be split up into markets as follows: 28% to the North American region (USA, Canada, Mexico), 26% to the Japan/China region and 23% to Western Europe. 12% of the market volume is apportionable to the states of Eastern Europe, Latin America, Africa and the Middle East, 11% to the countries in the Asian and Pacific Region excluding Japan and China.

The annual rate of increase in the demand for packaging machines is 3%, however this differs greatly depending on the region. While the states of North America and Western Europe can only register a low amount of growth of 2.2 to 2.7%, the greatest thrust of economic growth is expected in the Asian region, headed by China, whose demand, according to predictions, will show an annual increase of 4.6% until the year 2005, and then an average increase of 8.8% until the year 2010. In the Asian nations, growth rates of 4.5% are expected until the year 2005. The sales volume in Germany will, on the other hand, more than likely stagnate at 1.3% until the year 2005.

Beverage packaging materials worldwide

The role of glass as a packaging material is continually declining; the market share of PET will increase more and more over the next few years in Europe, North America, and in the emerging markets (Asia and the CIS states).


Glass: 31.0%
Pouches: 5.5%
Others: 1.5%
PET: 38.0%
Cartons: 13.5%
Cans: 10.5%
2001
Glass: 20.0%
Pouches: 7.5%
Others: 2.5%
PET: 45.0%
Cartons: 15.0%
Cans: 10.0%
2006

Beverage packaging machines – KRONES core business

Total market of the packaging machine industry, per sector in 2003: € 21 billion


Food
€ 8.6 bn (41%)
Beverages
€ 4.7 bn (22%)
Chemical, cosmetic, pharmaceuticals
€ 4.0 bn (19%)
Others
€ 3.7 bn (18%)

Despite making up KRONES' core business, the beverage sector only accounts for 22% when measured against the entire volume of packaging machines. The majority, with 41%, is apportionable to the food industry. 19% of the packaging machines are used for processing pharmaceutical and cosmetic products, as well as chemicals. Beverages are currently the subject of a change in customer habits. Viewed globally, beer sales have only risen by approximately 3%, yet they are showing exponential growth in the emerging markets such as China and the CIS states.

With an annual consumption of 148 billion litres, beer is still the most popular beverage worldwide. This amount is only exceeded by the total of 187.5 litres of carbonated soft drinks consumed worldwide. Milk, with an annual consumption of 120.5 billion litres, ranks third. While the consumption of beer and soft drinks only shows a restrained increase, water has been experiencing a steady upward trend for quite some time (with 102.5 billion litres a year). With an annual growth rate of 8 %, water should catch up with milk and beer over the next years. Generally more and more consumers prefer non-alcoholic beverages. Instead of choosing wine and spirits, they would rather pick fruit juices, ice-tea, and energy drinks.

The global beverage market: 695 billion litres


Soft drinks 371.5
Carbonated soft drinks 2.4% 187.5
Water 102.5 8.0%
Juice, fruit-juice drinks 61.0 4.1%
Ice tea und ice coffee 11.0 7.2%
Sport and energy drinks 9.5 6.4%
Milk 0.5% 120.5
Alcoholic beverages 203,0
Beer 2.1% 148.0
Spirits ±0% 26.0
Wine, sparkling wine 1.1% 29.0
Worldwide consumption in 2003 (billion litres)
Annual growth rate (%)

»We are winning great market shares. Nowadays, a quarter of all bottles are filled on our machines.«
Volker Kronseder

The KRONES GROUP

The KRONES GROUP essentially comprises KRONES AG (complete solutions for filling, labelling, packing and palletising systems, as well as PET stretch-blow moulding machines) and its subsidiaries: SANDER HANSEN A/S (pasteurisation systems), STEINECKER GMBH (brewing and filter technology), SYSKRON GMBH (IT solutions for production and logistics) and KIC KRONES (high-tech adhesives for labels and carton packaging). KETTNER GMBH (packing and palletising systems), a previous subsidiary of the KRONES GROUP, was merged with KRONES AG as of January 1, 2003. Since January 1, 2003, KRONES AG also has a majority holding in the Austrian/Italian KOSME GROUP (packing and palletising systems, labelling and stretch blow-moulding systems for the low output-range).

The business activities of the KRONES GROUP are divided into the segments »machines and complete lines for beverage production/process technology«, »machines and complete lines for product filling and decoration« and »machines and complete lines for the low output range (KOSME)«. The »beverage production/process technology« segment comprises brewery technology (STEINECKER), pasteurisation technology (SANDER HANSEN) and the IT company SYSKRON. The »product filling and decoration« segment largely comprises all of the KRONES AG business sectors – systems technology, labelling technology, cleaning technology, packing and palletising technology, as well as conveying technology and KIC KRONES. Our third segment »machines and complete lines for the low output range (KOSME)« mainly concentrates on the manufacture of stretch blow-moulding machines and packers and palletisers for the low output range.

The Group report includes all of the significant affiliated companies. In this annual report, we have firstly listed the figures for the entire Group and then stated the values for KRONES AG separately.

KRONES GROUP structure	Product divisions	Industries
KRONES AG	Systems technology Labelling technology Inspection technology Filling technology Cleaning technology Plastics technology Packing/palletising technology Conveyor technology	Beverage*/non-beverage**
STEINECKER GMBH	Brewhouse and filtration technology	Beverage
SANDER HANSEN A/S	Product treatment technology	Beverage/non-beverage
SYSKRON GMBH	Information technology	Beverage/non-beverage
KIC KRONES GMBH	Labelling adhesives	Beverage/non-beverage
KOSME GMBH	Plastics technology Filling technology Labelling technology Packing/palletising technology Conveyor technology	Beverage/non-beverage

* Beverage =beer, soft drinks, wine, sparkling wine, spirits)
** Non-beverage = (food (incl. dairy), chemical, pharmaceutical, cosmetic)

Majority holding in the KOSME GROUP

The acquisition of the Austrian/Italian KOSME GROUP had a positive effect on our sales development. Here we have generated € 66 mio. in turnover. This corresponds to 4.5 % of the total sales figure.

On 1st January 2003 KRONES procured 75 % of shares in KOSME GMBH, Austria, which, in turn, has a 55 % share in the Italian KOSME company. In 2003, KOSME had 317 employees and a sales figure of € 66 million. The company produces stretch blow-moulding machines, labelling machines, packing and palletising systems, as well as conveying systems for the low output range. Through the amalgamation of capital, we are supplementing our range of machines and lines in the premium segment with these so-called »just enough« machines, thus also making us attractive for smaller customers.

KETTNER becomes KRONES

KETTNER GMBH was merged with KRONES AG with retroactive effect as of January 1, 2003. Thus, we are complying with a market which demands a uniform appearance. The KETTNER packing and palletising solutions were already an integral part of the KRONES product portfolio. Now, sales and service staff also appear under one and the same name. The KETTNER production sites in Rosenheim and Raubling have been kept on and all KETTNER GMBH employees have become KRONES AG employees.

KRONES sales increase by 10 percent

The global demand for KRONES machines, systems and services is increasing continuously. Thus, for the fourth time in succession, we completed the business year 2003 with new record achievements as regards sales, the number of orders received and revenue. KRONES GROUP sales figures increased in the year of the report by 10 % reaching € 1,435 mio., thus topping the value from the previous year (€ 1,305 mio.) by € 130 mio.

Sales and net income of the Group in million €


1999
25
908
2000
38
1.015
2001
50
1,165
2002
57
1,305
2003
60
1,435
Net income in million € after tax
KRONES GROUP sales in million €

Group return on sales and equity capital after taxes


1999
2.7%
7.2%
2000
3.8%
11.3%
2001
4.3%
13.2%
2002
4.4%
14.0%
2003
4.2%
13.9%
Return on sales after tax, in %
Return on equity capital after tax, in %

»There are hardly any machine manufacturers with better key data than KRONES.« Christopher Schardt, Analyst of the HVB GROUP

Geographical distribution of sales

The KRONES GROUP is a heavily export-oriented company. Our worldwide presence with subsidiaries and representative offices in 33 countries on four continents underlines our global orientation. The export ratio of our machines and lines rose in the year of the report to 80 % (previous year: 77 %); 20 % of our sales are apportionable to Germany (previous year: 23 %). 37 % of sales were placed within the European countries (previous year: 33 %), and sales to our customers abroad amounted to 43 % (previous year: 44 %).

In addition to our long-standing markets in Germany and Europe, enterprises in North and Central America, the Middle East, China and the Eastern European countries were our most important buyers in the past business year. A significant increase in demand for beverage filling and packaging lines is seen in the emerging markets, with Eastern European countries in the lead, especially Russia and states of the former Soviet Union.

In the year of the report, the ratio of exports to total sales rose to 80 percent. We supplied the majority of our beverage bottling lines and packaging systems to North and Central America, the Middle East and to China and Eastern Europe.

Geographical breakdown of sales


Germany 23%
Other continents 44%
Europe 33%
Sales in 2002: € 1,305 mio.


Germany 20%
Other continents 43%
Europe 37%
Sales in 2003: € 1,435 mio.

Sales per sectors

When viewed as individual sectors, we are achieving the greatest percentage of our sales volume, namely 55%, with packaging machines and lines used to process soft drinks, water and fruit juices. Machines and lines for the production of beer and alcoholic beverages make up 22%, the remaining 23% covering machines and lines for the non-beverage sector (food, chemicals, pharmaceuticals, cosmetics).

Breakdown of sales by sector


Alcoholic beverages 30%
Food, chemical, cosmetic
pharmaceutical 19%
Soft drinks, water 51%
Sales in 2002: € 1,305 Mio.


Alcoholic beverages 22%
Food, chemical, cosmetic
pharmaceutical 23%
Soft drinks, water 55%
Sales in 2003: € 1,435 Mio.

This distribution of the sales volume achieved by our machines and lines has witnessed a strong change in the last five years. Even though machines and lines for handling beer, wine and spirits still accounted for 52% of all sales in 1999, its percentage declined to 42% in the year 2000, 39% in 2001, 30% in 2002, and now to 22%. The greatest mainstay of sales with 55% – machines and lines for soft drinks, water and fruit juices – only amounted to 39% in 1999. The non-beverage sector had more than doubled in value since then, from 9% to 23% today.

Sales per packaging type

The sales distribution to the individual packaging types has undergone an even greater change within the last five years. Machines and lines sold for packaging using PET containers constituted 73 % of the total number of sales in the year of the report. In 1999, it was just 45 %. In contrast, bottling using glass containers has almost halved since then, from 40 % to 20 % – this based on our sales figures. In the can filling sector, the percentage of our sales fell from 15 % (1999) to 7 % in the year of the report.

Sales per packaging type


Cans 10%
Glass 22%
PET 68%
Sales in 2002: € 1,305 mio.


Cans 7%
Glass 20%
PET 73%
Sales in 2003: € 1,435 mio.

Sales per segments

The greatest mainstay of sales with € 1,217 mio. (previous year: € 1,157 mio.) was once again the »machines and lines for product filling and decoration« sector. This sector contributed 85 % (previous year: 88 %) to the total number of sales. With our sector »machines and lines for beverage production/process technology« we accumulated sales amounting to € 152 mio. (previous year: € 148 mio.), thus totalling 10.5 % (previous year: 12 %). With our KOSME segment »Machines and complete lines for product filling and decoration in the low output range« we had sales amounting to € 66 mio. This corresponds 4.5 % of the total sales volume.

Sales distribution in million €


Machines and lines for beverage production/ process technology 12% (€ 148 Mio.)
Machines and lines for product filling and decoration 88% (€ 1,157 Mio.)
Sales in 2002: € 1,305 Mio. (without KOSME)


Machines and lines for product filling and decoration in the low output range (KOSME) 4,5% (€ 66 Mio.)
Machines and lines for beverage production/ process technology 10.5% (€ 152 Mio.)
Machines and lines for product filling and decoration 85 % (€ 1,217 Mio.)
Sales in 2003: € 1,435 Mio.

Due to a change in our internal reporting caused by the merger between KETTNER GMBH and KRONES AG, and the holding in KOSME Austria/ Italy, our sales distribution has been changed compared to the previous year.

New record level for profits

Business in the KRONES GROUP was also very profitable in 2003. Profits after tax grew by 5.4% reaching a new high of € 60.4 mio. (previous year: € 57.3 mio.). Our increased productivity and cost savings especially contributed to this good result. The net income figure includes special contributions to results obtained from the appreciation of land and buildings. Separate debits arose through the transfers to semi-retirement provisions initiated by the change in law which took effect on 31.12.2003.

With 60 million euros, we obtained the highest Group year-end surplus in our company history.

Net income and cash flow (Group) in million €


1999
24.6
52.5
2000
38.4
70.3
2001
50.3
85.1
2002
57.3
94.4
2003
60.4
100.2
Net income
Cash flow

Profits before interests, taxes and depreciation (EBITDA) rose by 6.7% to € 145.2 mio. (previous year: € 136.1 mio.). Profits before tax and interest (EBIT) showed a 6.2% increase, reaching € 105.1 mio. (previous year: € 99.0 mio.). The return on sales fell to 4.2%, compared to 4.4% the previous year. The return on equity capital (ROCE), calculated using the ratio between the ebit and the average amount of net capital tied up (balance-sheet profit minus interest-free liabilities and remaining provisions) fell compared to the previous year (22.8%) to 22.5%.

KRONES AG's year-end surplus dropped 24.1% to € 48.0 mio. (previous year: € 63.2 mio.) bringing the sales income down to 4.0% (previous year: 5.8%). Profits from normal business activities showed a 21.9 % decrease when compared to the 2002 business year, falling from € 99.3 mio. to € 77.5 mio.

EBITDA for the group in million €


1999
74.3
2000
92.3
2001
121.0
2002
136.1
2003
145.2

ROCE and EBIT for the Group


1999
48.5
13.1
2000
60.4
16.0
2001
86.1
21.6
2002
99.0
22.8
2003
105.1
22.5
EBIT in mio. €
ROCE in %

Increased cash flow

The KRONES GROUP generated a cash flow of € 100.2 mio., meaning it exceeded the previous year's value (€ 94.4 mio.) by 6.1%. The KRONES AG cash flow decreased by 9.5% from € 89.4 mio. the previous year to € 80.9 mio. This cash flow can be used to finance practically all future investments in machines and buildings, as well as measures for company expansion. The high cash flow is also an excellent basis for reaching another positive interest result.

New record for orders received

The number of orders received for the KRONES GROUP rose to € 1,441 mio. in the year of the report, exceeding the record level achieved the previous year by 10.0% (€ 1,309 mio.). With € 1,200.5 mio., the KRONES GROUP had 9.0% more incoming orders than last year (€ 1,101.0 mio.).

Orders received for the KRONES GROUP in million €


1999
974
2000
1,104
2001
1,190
2002
1,309
2003
1,441

»Despite the lull in economic activity, and unlike most of the German engineering companies, there was no dent in the KRONES order numbers.«
Frankfurter Allgemeine Sonntagszeitung, November 9, 2003

Increased orders on hand secure capacity will be utilised to the full

The number of orders on hand for the KRONES GROUP amounted to € 619.3 mio. on 31. December 2003. This means that the volume of orders increased by 1.0% when compared to the previous year (€ 613.9 mio.) In figures, our orders on hand correspond to a production capacity of 5.1 months. On 31st December 2003, KRONES AG had orders to the value of € 540.3 mio. (previous year: € 522.1 mio.).

Orders on hand for the KRONES GROUP in million €


1999
448
2000
535
2001
610
2002
614
2003
619

Extremely stable financial structure

The balance-sheet total of the KRONES GROUP increased by 8.0% compared to the previous year, reaching € 870.4 mio. (previous year: € 805.9 mio.). The integration of the KOSME GROUP contributed to this, among other things. On the other hand, thanks to the higher trade volume, the revolving assets grew by 8.1% to € 595.6 mio. (previous year: € 550.8 mio.). With regard to the source of the funds, the advantageous relation between equity and debt capital remained. The equity ratio fell slightly to 50.0% due to foreign exchange differences (previous year: 50.7%) which is still proof of an extremely sound financial structure.

The liabilities rose by € 31.6 mio. to € 157.2 mio. (previous year: € 125.6 mio.). This corresponds to 18.1% of the balance-sheet total and only € 5.9 mio. of this was owed to banks. However, the provisions of the KRONES GROUP increased by 2.0% to € 276.9 mio. (previous year: € 271.4 mio.). The liquid assets of the KRONES GROUP amounted to € 56.0 mio. The net liquid assets increased to € 50.1 mio. (previous year: € 35.5 mio.) and continues to provide us with sufficient room for manoeuvre.

KRONES GROUP balance-sheet structure in million €

	2003	2002	2001	2000	1999
Assets					
Fixed assets	272	250	206	182	163
Inventories	150	165	143	102	99
Receivables, other assets	392	355	315	293	246
Liquid assets	56	36	62	66	122
Liabilities					
Equity capital	435	409	381	338	340
Provisions	277	271	230	186	199
Financial liabilities	6	1	2	3	2
Other liabilities	152	125	113	116	89
Balance-sheet total	870	**806**	**726**	**643**	**630**

Flow of funds

The 4.7% rise in cash flow and the 5.3 million euro top-up in provisions were the reason for the increased influx of funds from day-to-day trade activities in the KRONES GROUP in 2003.

The influx of funds from day-to-day trade activities increased within the KRONES GROUP by 6.6% to € 83.4 mio. (previous year: € 78.2 mio.). This increase is the result of a higher cash flow, amounting to € 100.2 mio. (previous year: € 94.4 mio.), as well as from provisions which increased by € 2.1 mio. after foreign exchange adjustment. Due to the increase in trade volume caused by alterations to inventories, receivables and liabilities, € 10.6 mio. of this (previous year: € 69.7 mio.) are tied up.

Fixed-asset investment activity lead to a € 48.0 mio. decrease in cash outflow (previous year: € 87.0 mio.). The cash outflow from financing rose by € 1.8 mio. to € 12.8 mio. (previous year: € 11.0 mio.). At the end of the 2003 business year, the balance of funds amounted to € 56.0 mio. (previous year: € 36.2 mio.).

KRONES AG's influx of funds from day-to-day trade activities also increased compared to the previous year by 38.1 % from € 72.1 mio. to € 99.6 mio. Due to a reduction in investment activity in tangible assets, liquid funds rose by € 15.6 mio. By the balance-sheet date, KRONES AG had liquid assets to the value of € 28.8 mio. (previous year: € 13.2 mio.).

Healthy balance-sheet structure

Our financial scope was also preserved in 2003 without the need for bank loans. Our Group liquid assets amounting to € 56.0 mio. are marred by only € 5.9 mio. of bank liabilities which almost completely stem from the KOSME GROUP. With a bank balance to the value of € 28.8 mio., KRONES AG is free of any liabilities to financial institutions.

Recognising, assessing and mastering risks

Both KRONES GROUP and KRONES AG are subject to numerous business risks as part of their global operations. By detecting and assessing these risks as thoroughly and as early as possible, we can contribute to the long-term security of our company's success. The essential risks to our company's success are as follows:

Credit risks

KRONES is subject to different credit risks, especially in the shape of default and country risks. To finance the purchase of our equipment, we offer the customer various methods of financing. While doing so, we most of all make use of the protective instruments which are standard practice in foreign trading in order to minimise the remaining risks.

We are limiting our risk of outstanding payments by employing a four-stage payment procedure. Our standard conditions are 30 % upon conclusion of the contract, 30 % during manufacturing, 10 % during installation and 10 % at final acceptance by the customer.

Sales market and price risks

Our customers expect innovative solutions which are of the highest quality and correspond to their requirements. The competitive situation leads to price risks in the sales markets. Innovative solutions which are designed to correspond to the customer's requirements hide additional price risks, due to the fact that we must carry any additional costs which arise out of fixed-price contracts. There is a risk that KRONES will continue to be subjected to a great amount of pricing pressure, as was the case in 2003. This pressure can push down our profit margins if we cannot release sufficient productivity reserves to compensate it.

In order to detect and master risks hiding in many areas of our global tradings at an early stage, we apply effective monitoring instruments.

Currency risks

In the case of fluctuations in currency exchange rates, KRONES is not subject to any significant risks with regard to the inflow and outflow of currency payment. We additionally use forward-rate cover for trade dealings with foreign currencies. KRONES secured its business with North America by applying compatible hedging instruments for individual orders. However, the developments on the currency exchange markets still influence KRONES' trade development, as countries located outside of the European Currency Exchange Union possess a considerable proportion of sales. A continually high euro exchange rate will make export activities to countries with a currency linked to the dollar or which leans against the dollar – such as China – more difficult. KRONES will not experience a serious competitive disadvantage due to this as our three greatest competitors, like KRONES, all have their production plants in Europe. The persistently inflated euro price of € 1 = US $ 1.30 or more will, however, have repercussions for our business development.

Personnel risks

Highly-qualified employees are a considerable success factor in the development, manufacture and installation of our machines and plants which are geared to suit the respective customer requirements. Thus, our future success also greatly depends on employing flexible, qualified personnel and committing them to KRONES – and also to hold on to them in times of economic difficulty.

Summarised assessment

Compared to the previous year, there was no great alteration to risks in the past year of trading. Risks which could endanger our inventory did not exist in the trading year 2003 and are also not evident for the foreseeable future. Risks and opportunities in the individual areas of business are recorded, analysed and evaluated using a planning, information and monitoring process. We develop appropriate courses of action in order to limit the identified risks.

Number of employees grows due to acquisition

The number of our employees in the KRONES GROUP has increased in the past year of trading by 196 to 8,690 people, 2.3 % more than the previous year (8,494). Due to the strained economic situation of the markets, KRONES started to work with the company's natural personnel fluctuation during 2003 and no longer filled any positions which became available. This caused a 0.9 % fall in the number of employees in Germany and, predominantly due to restructurisation measures performed at KRONES in the USA, a 1.4 % fall was recorded in the Group as a whole. However the inclusion of the KOSME GROUP lead the number of employees to rise again by 317.

At our five company locations in Germany – Neutraubling, Nittenau, Rosenheim/ Raubling, Freising and Flensburg – 7,258 people were employed on 31st December 2003, 64 people or 0.9 % less than in the previous year (7,322). 6,743 of them are employed at KRONES AG (previous year: 5,743), the sharp rise of + 17.4 % comes from the merger between KETTNER GMBH and KRONES AG. In our total of 40 foreign subsidiaries and representative offices, the number of employees – due to the acquisition of KOSME – rose be 22.2 % to 1,432 people (previous year: 1,172). At SANDER HANSEN in Denmark, the number of persons employed showed a 9.6 % decrease, amounting to 66 employees (previous year: 73).

Geographical distribution of employees


1999
6,278
1,338
7,616 (-206)
2000
6,585
1,404
7,989 (+373)
2001
6,991
1,347
8,365 (+376)
2002
7,322
1,172
8,494 (+129)
2003
7,258
1,432
8,690 (+196)
Domestic employees
Employees abroad

Personnel development/turnover/year-end surplus


1999
25
908
7,616
2000
38
1,015
7,989
2001
50
1,165
8,365
2002
57
1,305
8,494
2003
60
1,435
8,690
Net income in mio. € (after tax)
Sales in mio. €
Employees

In the year of the report, KRONES AG trained 390 young people in Germany (previous year: 359), of which 307 were trained in the field of commerce and 83 in industrial/ technical trades. Out of those trainees completing their courses in the year 2003, 117 entered into permanent contracts. On 1st September 2003, 105 young people started their professional training at KRONES AG. However, we do not only train our own future employees – other companies also make use of the KRONES' training opportunities on offer. For example, we provided members of the German Federal Armed Forces with training in industrial mechanics and electronics installation to prepare them for their future career.

Employee structure (KRONES AG)


Commercial/technical
2,745
Industrial
2,639
Trainees/apprentices
359
Of which
279 industrial
80 commercial/
technical

Total number of employees in 2002: 5,743


Commercial/technical
3,253
Industrial
3,100
Trainees/apprentices
390
Of which
307 industrial
83 commercial
technical

Total number of employees in 2003: 6,743
(incl. former KETTNER employees)

Good work pays off

Investments in our employees take on many forms: funded education, intensive supplementary training measures and an award system.

With an award system, KRONES recognises the performance of its employees in the production sector. Our employees in the individual segments are themselves responsible for calculated costs and quality from the acceptance of the order through manufacture and on to delivery. Their adherence to cost and quality is honoured by a reward system. Defined goals as regards the number of sales and amount of profit are other measures which we measure our employees against and contribute to financially.

Funded education and intensive training

In the economic world, knowledge and information have become a valuable commodity. The imparting of knowledge and qualification of employees are therefore treated with the same importance as investments in machines. Since the knowledge and expertise shown by our employees both have a major influence on the economic future of KRONES, our sights are set on their permanent and funded education and training.

In order to also meet with the need for well-educated employees in the future, we invest greatly in the education of young people. An average education lasting three years, including the provided infrastructure, costs around € 70,000 per trainee – a commitment which is, however, worthwhile.

In addition to the classic apprenticeship trades in the industrial, technical and commercial sectors, KRONES also offers new future-orientated apprentice job outlines. In our educational workshops, the young people learn commercial careers for example, qualified tool mechanic, industrial, systems and engineering mechanic for different specialised areas and energy, IT system electronic engineer and mechanical/electronic engineer. Technical artists, industrial and European sales administrators, business administrators (from the academy for administration and economics) and specialist computer scientists, as well as international business administrators specialised in controlling and economic engineers (from the vocational academy).

Always on the lookout for qualified employees

We offer a broad spectrum of employment for employees who come to us with the widest range of qualifications gained in the most different of areas – thanks to our diverse product spectrum and the strong export orientation of our company. Especially in demand are university graduate recruits from the fields of electrical/electronic engineering, mechanical engineering, business management, industrial engineering, computer science and plastics technology and also physics, mathematics, languages and the humanities. We are also applying diverse efforts to rouse the enthusiasm of good, but rare, up-and-coming engineers for KRONES. We are working towards this target by collaborating closely with the Regensburg college of higher education and by participating in personnel exhibitions.

The KRONES ACADEMY

With high quality education and training which moves in line with the fast development occurring in the technical and technological sectors, we place importance on our employees and management possessing specific qualifications. With its trainers and their practice-based and educational experience, the KRONES ACADEMY makes up a reliable institution in this complex environment – with comprehensive training, effective advice and expert communication.

Academy training course participants


1999
3,200
2000
4,380
2001
5,050
2002
5,450
2003
6,000

The number of KRONES ACADEMY trainees continually increases each year. We anticipate 7,200 trainees for the year 2004.

In addition to the classic education and training of maintenance staff at the Neutraubling plant, the KRONES ACADEMY has also started imparting its knowledge in 2003 on the virtual highway using Computer Based Training (CBT). We are breaking this new ground of correspondence training due to the fact that many companies, especially those in far-off countries, are often prevented from sending their employees to Germany to obtain the urgently necessary training because of the costs incurred by the journey and loss of working time. The first training modules are now available on CD-ROM. Our customers' employees can look into the contents of the CBT over several weeks and monitor their level of knowledge through self-interrogation. Following a written interim exam, a written and practical test are performed by a KRONES ACADEMY trainer on site.

Strategic investments

We also continued with our investment strategy for the expansion of our capacities and modernisation in all areas of the company in the 2003 trading year. In the Group as a whole, € 51.8 mio. were invested in tangible, intangible and financial assets. This corresponds to increase of 41.3 % when compared to the previous year (€ 88.3 mio.). The investments exceeded the depreciation (€ 39.8 mio.) by 30.2 %. € 76.4 mio. was invested in KRONES AG (previous year: € 74,5 mio.), if which € 18,1 mio. was taken up by loans to KOSME GMBH in Austria.

»If you don't invest, even if the time is not necessarily right to do so, then you stay right where you are. We are continuing to invest in quality – to the benefit of our customers.«
Volker Kronseder

Our investment strategy focussed again on new systems for increasing productivity, continued rationalisation and modernisation in all areas of our company. We spent a large percentage of these funds on improving our domestic and foreign production sites and on introducing new products.

Further investments we procured into manufacturing technology to further reduce the delivery times of KRONES filling lines. As part of a complete reorganisation of the production sector – in which we plan to produce a high percentage of parts in-house and in which performance-based manufacture is to be gradually changed over to process-orientated manufacture, a new machining centre for the manufacture of filler front tables, segment 55, was set up in our Nittenau plant. We are also investing in new machines and technologies in segment 54, the CNC machining centre. This expansion allowed us to reduce our processing times by around a third.

One of the largest investment projects carried out by KRONES AG in the last few years is the centre for plastics technology in the Neutraubling plant which was completed in the year of the report after a construction period of 15 months. Since July 2003, the assembly, start-up and tests of our *Contiform* stretch blow-moulding machines for the manufacture of PET containers are being performed in this new centre. Our PET technology centre also moved over to the new complex. Seven *Contiform* laboratory machines and one *Contiform H8* production machine provide the basis for technical and technological development projects.

The KRONES GROUP investment activities in the year 2003 were performed in line with the economic trend.

Investments versus depreciations in million €


1999
26
37
2000
32
62
2001
35
58
2002
38
88
2003
40
52
Investments
depreciations

We injected additional funds into measures aimed at reinforcing the sales and service divisions which are active in existing markets and into setting up the organisation in new, future-oriented regions. These investments which have flowed into the entire value chain have enabled us to establish the conditions necessary for a financially successful future, and therefore for the continued growth of our company.

Research and development: managing the innovation process

KRONES' innovative lead has helped us advance to become the leading global supplier of beverage bottling lines and packaging machines. This success is owed to the technology found in our machines and complete lines and a comprehensive approach: harmoniously joining together machine technology, systems know-how, process and information technology. Our ability accumulated over the years to respond with customer's quickly changing demands quickly and flexibly with new developments has always helped both KRONES and the user to progress.

The goals of our innovations also lie in the following: to always fulfil our customers' needs to the best of our ability and, by consistently further developing our products, to extend our technological lead, secure our position as market leader and to contribute to KRONES' economic growth. To achieve all this, we invested between six and seven percent of our sales proceeds each year in research and development – and with an active management system, also promote the creativity of our employees and the innovative ability of our company.

Synergies through eProcurement

We achieved positive results in 2003 with our procurement strategy: by further expanding upon our partnership dealings with our suppliers and by implementing simultaneous cost reductions. The reduced production material prices and their delivery to our production sites when due both contributed positively to the company results. The improvement in the purchasing of goods stems from the coordination of acquisition between our sites, the increased standardisation in individual machine manufacture and the optimised coordination in our dealings with our suppliers.

We achieved positive results with our acquisition strategy. Our eProcurement system contributed significantly to the optimisation of our acquisition activities.

Our order processing was further optimised by introducing an internet-supported connection between our suppliers and our computer systems. The *eProcurement* system to which all of our main suppliers are linked allows them to glimpse into our production planning schedule. In doing so, we improve communication, increase procurement safety and avoid supply shortages. We have also included our suppliers more and more in the development of new products. This sped up our processes, contributed to an improved machine quality and effectively supported KRONES' innovations.

Active environmental production in manufacturing and production

We are engaged in active environmental protection – both in our machines and in the manufacture and assembly of our lines. The bottling systems and packaging machines manufactured by us have been optimised so that they can be operated with a comparably low energy consumption and cleaning requirement. In addition, we also take care to use recyclable materials in the manufacture of our machines and to reduce the consumption of materials which can be harmful to the environment.

Examples for environmentally-sound innovations can also be found in the year 2003 at KRONES: with the new *Stromboli* internal boiler which, during each stage of wort boiling, only applies the amount of energy which makes technological sense. Another example is the wheel bearing for our bottle washing machines manufactured from a special polymer which halves the energy required for the drive and doubles the drive's service life thanks to lower friction.





Soy sauce is a cornerstone of everyday cuisine in Asian countries. This condiment, which was developed many thousands of years ago in China, is manufactured using a basis of soya beans and wheat with a biological enzyme source gained by fermentation. High-quality soy sauces ferment in a high concentration of salt for up to a year. Using a KRONES Volumetic VODM filler, they are filled into their containers with a high level of precision.

After the end of the trading year

Four lines for bottling ESL milk at ARLA FOODS

KRONES AG will supply bottling lines for ESL milk for the first time in the spring of 2004. The contractor is Europe's largest dairy group, ARLA FOODS, which is mainly based in Sweden, Denmark and Great Britain. The four lines will start operation in the summer of 2004 in a new factory in Stourton near Leeds, Great Britain. After its fusion with Express Dairies in October 2003, ARLA FOODS is the dairy industry's market leader in England.

KRONES, who was up until now not really at home in the bottling of dairy products, was awarded the contract due to its ability to implement the very demanding total line control concept with its IT subsidiary SYSKRON. A »lightning change-over« ensures among other things that different grades of milk fat can be filled simultaneously for different buyers and with different labels without the line having to be stopped. Alongside this, KRONES developed a special weighing filler which was designed with clean room housing according to the »hygienic design« principle to meet the extremely high demands on hygiene placed by the dairy industry. To be absolutely sure of making the right decision, ARLA FOODS first of all installed a test filler from this new series which was capable of filling 12,000 bottles per hour at its plant in Leeds. After a successful production test phase which lasted for half a year, ARLA FOODS gave the go-ahead and submitted a final order for the four lines.

Two more PET lines for HOLSTEN

The HOLSTEN BRAUEREI AG in Hamburg placed an order with KRONES for two more lines for filling beer into PET bottles. The first PET bottling line for beer in Germany had successfully started up operation at the FELDSCHL SSCHEN Brauerei in Braunschweig. This line is now operating three shifts per day, around the clock. The great demand promoted HOLSTEN's decision to equip two more brewery locations with the corresponding bottling lines. Identical bottling lines, each with a speed of 36,000 bottles per hour, will start up in the spring of 2004.

»Time to re-rate« the KRONES shares

For the analysts from UBS it is »time to re-rate« the KRONES shares. In a current study dated 24th February 2004, they cite two factors for revaluating the share: the possible impending conversion of the preference shares into ordinary shares and the upcoming financial statement according to the IFRS (International Financial Reporting Standards). This international method should be valid for KRONES from 2005 and replace the HGB German standard used up to now for the Group accounts.

According to UBS, the possible impending conversion of the preference shares into ordinary shares and the financial statement according to the IFRS international standard should lead to a revaluation of the share.

Shares at a new record high

The positive development of the KRONES shares is also continuing in the year 2004. On 10th March, the ordinary shares reached a value of € 73.15, the preference shares reached a new record high of € 76.50.

KRONES share progression at the start of 2004


€ 76.50
€ 73.15
€ 59.20
€ 57.51
€ 78.0
€ 76.0
€ 74.0
€ 72.0
€ 70.0
€ 68.0
€ 66.0
€ 64.0
€ 62.0
€ 60.0
€ 58.0
December 2003
January 2004
February 2004
March 2004
KRONES preference shares
KRONES ordinary shares

Annual Meeting of Shareholders decides upon the conversion of shares

On 24th March 2004, the KRONES Executive Board and the Supervisory Board decided to propose the conversion of the KRONES preference shares into ordinary shares at the Annual General Meeting in June. So far, preference shares make up 34% of the total number of shares. The Kronseder family is in possession of 82% of the franchise and this would drop to 54% after a conversion. If the participants in the Annual General Meeting agree to the conversion, the liquidity of the KRONES share, its evaluation on the MDAX and thus its attractiveness for institutional investors should improve significantly.



Contrary to the trend preferring PET as the choice for bottling water, soft drinks and more recently even beer, 84 percent of the global wine production is filled in glass bottles. After filling, the bottles can be sealed using a KRONES closer. The Europeans are especially devoted to a good wine and drink 45 percent of the 22 billion litres of wine consumed each year with the Germans contributing to 3 percent of the share. A third of the wine consumed worldwide is – and this will surprise you – poured out in Asia.



The consumers of today demand a lot from a modern food production company: health and consumer protection combined with a good taste experience. Today, terms like fitness, convenience food, food safety, cholesterol level and fatty acids are important. The KRONES Sensometic weighing filling system VPGW ensures that edible oils are filled under perfect hygienic conditions.

Outlook

Different indications point to the start of an economic recovery. KRONES will participate in this from the very beginning. We will further extend our leading position in the global market for beverage bottling lines and packaging machines through our renewed increase in productivity along the entire value chain – and can provide proof of this progress with our trading figures which are once again better than before.



»In addition to our traditional strengths, additional skills are in demand today and will most certainly be in demand in the future if we are to hold our own amongst our global competition.«

Volker Kronseder Hans-Jürgen Thaus

The global economy recovers

2004 will be a good year. Most prognoses delivered at the beginning of the year are in agreement on this point. The economy will then recover and global trading will grow: the European economy will grow slightly, the American economy much more. In the German economy, all signs point again to growth after three years of disappointing production development. Economic researchers forecast at least a one-and-a-half percent rise in the gross domestic product. And the mood of the German economy and its sales expectations are better than they were a year ago.

The driving force behind the recovery is most likely the global economic recovery which already started in the middle of last year. Above all companies with strong export links such as KRONES should benefit from this. The trade exhibitions held in the year of the report have already sent out positive signals. The signs towards a stimulation of demands are multiplying. All of this strengthens our confidence that we will be able to continue along our path of growth despite pricing pressure.

Internal corridor of growth – annual growth target: 5 to 10 % per year


□ Process optimisation
□ Utilising standard markets
□ Opening up new markets
□ Systems trading/engineering
□ New technologies
□ Quality leadership
■ Acquisitions
1,500
1,400
1,300
1,200
1,100
1,000
900
1,435
1,305
1,165
1,015
908
1999
2000
2001
2002
2003
2004

○ Figures actually achieved in mio. €

Growth in PET, service and non-beverage

KRONES considers plastics technology to be the technology of the future and one of the greatest areas of growth. The increasing demand for PET bottling lines will once again have a positive effect on our trading in new machines. Areas of considerable potential are being opened up by our Life-cycle Management System, the complete service programme for all of a machine's or line's »life stages«, our IT solutions and, not least, by the non-beverage sector, a market which we have already successfully entered.

KRONES has growth prospects in a wide number of areas: in industries such as the pharmaceutical, chemical and food industries, in the further regional penetration of the American and Asian markets, in new technologies such as aseptic filling or in information technology. With SYSKRON, the IT company, we are in a unique position in the industry. And, thanks to our acquisition of the KOSME GROUP, we are also able to produce labelling machines, stretch blow-moulding machines, bottling lines and packaging machines for the low output range and thus penetrate the lower market segment.

Productivity increase in the entire value creation chain

For KRONES, the year 2004 will stand for a universal reorganisation of the entire project and production planning processes. Under the code name Project »OPUS« (optimised planning and control system) we will apply a highly effective means of planning in our *supply chain management system* for optimising the productivity within our company along the entire value chain. With this process innovation, we are also providing an answer to the competitive situation marked by globalisation, pricing pressure and the current economic weakness.

With our Project »OPUS« we will apply a highly effective means of planning in our supply chain management system for optimising the productivity within our company along the entire value chain.

Project OPUS will support all areas of the Group – sales, acquisition, research and development, production, assembly and service – will make it possible to co-ordinate and structure interdepartmental co-operation in an improved manner – and thus utilise the great potential which still exists.

Securing our leading position in the global market

Following the exponentially high, always two-figure growth rates over the last few years, we are anticipating further growth for 2004 as well. Group sales will fluctuate within the five to ten percent growth corridor which we plan to keep to for several years. This means that we will strengthen our leading position in the global market for beverage bottling lines and packaging machines and further reinforce our profitability. We will continue to place great importance on process optimisations and productivity increases – but will not acquire orders at any price.



We have applied the name »non-beverage« to those branches outside of the beverage industry. This non-beverage sector comprises pharmaceutical and chemical goods, cosmetics, and food. Measured against the total KRONES sales figure, the sales potential offered by these industries is already more than a fifth; in the year 1999, it was just 9 percent. Product containers taken from the non-beverage sector can be labelled with films using the KRONES Contiroll labelling machine. The labels are then shrunk in a hot-air tunnel.

Reports from the product divisions

The success of the KRONES GROUP is created through the collaboration of all the divisions which make up our company. It is our machines, lines and systems which have been developed for the premium segment, our services which are oriented towards the wishes expressed by our customers and, not least, the strong innovation shown by our divisions which have made KRONES the global market and technological leader.



»Only with strong innovation will we continue to achieve the technological lead that our customers expect and value.«

Christoph Klenk
Member of the Executive Board

Success requires innovation

Being innovative forms the basis of our success here at KRONES. Innovations formed the beginnings of our company. They are the root of our technical and technological lead, a duty towards our customers and a challenge for our engineers and technicians. More than 1,600 patents provide proof of our research and development work spanning over more than half a century. And not least our success is founded upon it: both in the technological and the entrepreneurial sense. Innovation is closely related to investment. This is why around six percent of our sales proceeds is invested specifically in research and development – thus securing our company's success.

KRONES AG registered patents


1999
980
2000
997
2001
981
2002
1,025
2003
1,062

»Research leads to development which leads to innovations and finally to customer benefit. He who researches, wins.«
Volker Kronseder

In the same way that our success stems from innovations, these new developments are based on a comprehensive system of management. We ask ourselves the fundamental question how we can sensibly optimise our product portfolio, what potential the new developments have and, not least, what advantages they have for our customers. For this reason, our Technical Marketing department which was founded two years ago, supports our product divisions during product planning and the development of innovations.

The *Technical Marketing* department acts as a link joining the strategies and content of the product divisions and the research and development department and – with its overview of all of the divisions which make up the company – initially supplying all of the necessary performance figures: from process procedures, orders received, productivity and quality, to the market, costs and returns. The marketing and sales departments, product divisions and research and development department come together in assessment meetings. The grouped market, product and technological data finally create the basis for strategic product planning.

KRONES product creation process


Product formulation
Request phase
Concept phase
Design and prototype
Product starting phase
Series production
Product drawing
Specifications
Functional specification
Product release
Product transfer

Beverage production/process technology segment

SANDER HANSEN

SANDER HANSEN, our subsidiary based in Copenhagen and the technological leader in pasteurising systems, also succeeded in 2003 in strengthening its leading position through a continual process of technological innovations and in improving and extending existing lines by integrating new functions. One of these developments was a completely new draft of our tunnel pasteuriser which is now marked by a clearly improved machine output.

In a continual process of technological innovations, our Danish subsidiary SANDER HANSEN has reinforced its leading position in the field of pasteurisation.

The *Rotary Sweeper System* follows a completely new concept which allows the remaining containers to be pushed easily and smoothly onto the tunnel pasteuriser's infeed and discharge transfer plates when the pasteuriser is being emptied. In conventional pasteurisers, containers remain in 50 to 70 cm long sections at the end of every production session. In contrast to this, the *Rotary Sweeper System* is based on the principle of very short transfer plates. The Rotation Sweeper then pushes the containers onto the discharge conveyor with a simple turning movement.

We have another innovation in the shape of our *Checkers²* tunnel pasteuriser monitoring system which records, saves and displays all essential data. The pasteuriser's real-time processing data are called up every second and displayed to the user in the form of system messages, trend curves and mimic diagrams.

STEINECKER

The experiences made with the *Merlin®* wort boiling system were used to the advantage of another development which STEINECKER presented at the Brau Beviale 2003 in Nuremberg: *Stromboli*, the new generation of internal boiler, only applies the amount of energy during each stage of wort boiling which makes technological sense. This principle of »just enough heating« considerably improves the wort quality and balance of energy. In addition to this, this internal boiler can, for the first time, react flexibly to any changes to the raw material parameters. It normally works under atmospheric conditions and can also be quickly and easily converted for use with existing wort pans. With so many technological, ecological and economic benefits, *Stromboli* is the attractive alternative to dynamic low-pressure boiling.

With the *Pegasus®* system for the lautering process, STEINECKER set new standards in brewery technology. The ring-shaped lautering surface, optimised flow conditions, a new false bottom gap, the raking machine design and many other innovative measures make this *Pegasus®* lauter tun system more compact, significantly faster, able to produce higher yields and improve the beer quality when compared the systems available so far.

With its Merlin, Pegasus and Stromboli innovations – some of which have already been awarded several prizes – STEINECKER has set new standards in brewery technology.

STEINECKER sets new standards in brewery technology. After being awarded the European Environmental Prize in the year 2002 for the *Merlin®* wort boiling system which is gentle on resources, this company based in the Bavarian town of Freising continued its success with its *Pegasus®* system. STEINECKER was awarded the Bavarian State Prize 2003 in March at the I.H.M. Exhibition in Munich for its lautering system which had been presented in the autumn of 2002. STEINECKER had already received the Federal Prize 2000 at the same location for its *Merlin®* system. *Merlin®* consumes less primary energy during boiling, less cleaning agent, water and raw materials. When combined with an energy storage system including energy recuperation feature, the wort boiling system provides an energy saving of just under 75 % when compared to conventional boiling.

STEINECKER also invested in technologies which allow gentle product treatment outside of the brewhouse. Improvements are continually taking place in the area of beer filtration for example. One of these innovations is the *Twin Flow System.*

SYSKRON

With SYSKRON, KRONES is in a unique position in the industry. The IT service provider uses its solutions to optimise the processes used in production, filling and logistics.

The IT service provider, which was founded in 2001 following the combination of all of the IT departments belonging to the KRONES GROUP, is the leading supplier of software solutions for the food and beverage industry. SYSKRON offers solutions for the intelligent automation and coordination of the production process, as well as for the organisation of logistics and identification of goods movement in the warehouse. The optimisation of filling and packaging lines with the aid of line management, analysis and simulation round up the company's portfolio. The line management system with its different software packages, which was created especially for filling and packaging lines, is used in process analysis and optimisation and helps lower the costs which occur during the service life of machines.

SYSKRON stands for optimum process guidance and information. Selecting the appropriate sensors and setting up the correct network topology in a complete line are all just as much part of the company's core expertise as the actual process technology with its many functions which ensure malfunction-free, fully-automatic production.

The EU regulations regarding trackability will open up a new market for SYSKRON from the year 2005.

For warehouse management, SYSKRON realises projects from the semi-automatic to the fully-automatic warehouse. In addition to the organisation of the flow of materials, this also includes continuous product identification, tracking the goods in the different warehouse sectors and continually tracking the batch from production to its dispatch to the first customer. This is an important subject if you look at European Parliament regulation 178/2002. From the year 2005 onwards, it will be mandatory to be able to track the manufacture and distribution of products.

All in all, the IT solutions offered by SYSKRON achieve planability, efficiency, product tracking, a reduction in consumption and downtime and thus ultimately a total optimisation of the production, filling, packaging and logistics sectors.

Product filling and decorating segment

Plastics technology

In the beverage industry, the future is »plastic«. KRONES has been carrying out research and development on technical procedures for the manufacture of PET bottles in this field since 1997. Ever since then, new improved models of our *Contiform* stretch blow-moulding machine have been appearing on a yearly basis. In the meantime, we have advanced to the position of market leader in Germany. Internationally we are among the technological leaders – a position which we would like to extend further with our centre for plastics technology which we just moved into in July 2003.

The future of the beverage industry – and thus also the future of KRONES – lies in plastics technology. The latest developments from our newly-built plastics centre prove that here we are on the right path.

In the year of the report, we concluded our work on the development and completion of our small-cavity stretch blow-moulding machine. The so-called SK series makes use of the platform provided by the well-proven *Contiform* technology and is equipped with 30 or 40 blowing units. The mould can be used for PET bottles with a volume of up to 750 ml. The *Contiform* SK 40 is the only stretch blow-moulding machine on the market which can manufacture 60,000 x 0.5 l bottles per hour with one standard blowing wheel.

The first two models of this high-speed blow-moulding machine went into production in the spring of 2003 at the company *Southeastern Container*, the largest manufacturer of PET bottles for COCA-COLA in the USA. In its factories, the company produces both the preforms and the PET containers exclusively for THE COCA-COLA COMPANY solely on high-speed machines. With the concept of the small-cavity machine, KRONES has succeeded for the first time ever in winning this renowned converter as one of its customers.

Filling technology

Aseptic, hygienic filling and product safety once again marked the developments in filling technology for the year 2003. As a result, aseptic filling lines – a future-oriented technology for sensitive, still soft drinks, fruit juices and mineral waters, as well as for beverages which are sensitive to light or contain protein, and which are filled into PET or other plastic containers – were also a defining subject. In our KRONES aseptic centre, the aseptic technology for filling PET bottles which is still relatively new was further developed in a continuous process of improvements.

PET also plays a major role in determining the technological developments in filling technology. A defining subject was aseptic filling: a filling technology with a great future.

This development also contained the world premiere of the first aseptic screw capper – with it, we believe we have found a solution to the high demands placed by aseptic filling. In this completely new screw capper design, only those machine components which are absolutely necessary are located above the bottle guide. This movement of components improves the microbiological environmental conditions and optimises the aseptic closing process. Thanks to the implementation of a servo sealing head drive, which can also be used in non-aseptic plastic closers, KRONES can now also supply a suitable concept for all of those demands associated with bottle closing such as the closing torque, size of closures, tightening torques and screw thread designs.

One of the highlights of the 2003 year was the presentation of a compact PET-bottling line which can fit onto around 30 percent less surface area and which ideally combines quality and cost control.

Systems technology

There were not only innovations on a small scale, but predominantly also on an extremely large scale. The magic number is 930 and describes the ideal dimensions of a highly compact, standardised PET filling line, the prototype of which we presented for the first time at our in-house exhibition in November 2003. With a space requirement of 930 m^2, the *Compact Line* requires around 30 percent less surface area than a conventional layout with around 1300 m^2. The *Compact Line* fills still water into non-returnable PET bottles, packs the containers into shrink packs or trays and then stacks them onto pallets. The line speed per hour is 25,600 x 0.5 l bottles or 24,000 x 1.5 l bottles. The filling line not only manages on just a minimum of available room space, but the flexible line concept simultaneously succeeds in providing the optimum conditions for commissioning, operation and maintenance.

Conveyor technology

Flexible solutions for container and pack and pallet conveying systems inside of beverage filling lines are increasingly in demand. Our *AirCo* air conveyor system has now also been successfully implemented in bottle manufacturing companies. In this converter sector especially high bottle outputs are to be mastered. The patented triangular duct in the *AirCo* allows almost any shape of PET bottle to be conveyed without any problems. Ever since July 2003, the pressure-guided controller is provided as standard in this air conveyor. A special pressure monitoring system detects any contaminations in the conveyor filter thus preventing a drop in pressure.

We have extended our product portfolio to also include the *MultiCo* pack conveying system and the *PalCo* pallet conveying system. The pack conveyor now contains a new type of turning unit and the *PalCo* has been equipped with a four and six-position feed system and a pallet back-up elimination system. A special solution for the conveyance of PET bottles is presented by the *Deltaliner* which uses a clever arrangement of conveyors and different speed levels to separate groups of PET bottles into individual bottles at high speeds.

The bottling industry benefited from both our decades-long tradition and from our current new developments in its search for bottle labelling solutions.

Labelling and decoration technology

KRONES grew up with labelling machines. Thanks to our decades of experience in the development of labelling machines, special applications are among our strengths. With our new concept entailing the modular construction of labelling machines, we are meeting the specific demands placed by the bottling industry for the highest degree of flexibility during bottle labelling in all output ranges.

In contrast, our *Topmatic* is a classic machine which has provided the highest speed for over 25 years and is, above all, the labelling machine appreciated by major breweries all over the world. Equipped with three labelling stations, the *Topmatic* manages to apply all kinds of labels to up to 72,000 containers each hour. In the spring of 2003, the 1,000th *Topmatic* left our plant in Neutraubling.



Whisky is in, cool and hip. The whisky industry is becoming attractive to completely new, young target groups, giving it a new dimension of success. Whisky liqueurs, brandies, clear spirits and cocktails – with 440 million bottles sold in Germany alone, this market is not insignificant; the brandies, cognacs and the clear spirits each account for around one quarter of this total. Bottles to be exported are given tax strips which are applied over the closure by the KRONES Taxomatic.

With its *Sleevematic* DS *Inline*, KRONES is offering a linear machine for sleeving technology for the first time ever. There is a great deal demand for this especially from beverage bottlers who prefer to use sleeve labelling when introducing new products. For such special decoration requirements and for the lower output range, we have extended the *Sleevematic* DS (Direct Sleeving) to include a new inline variant.

Cleaning technology

Our continued further developments in the cleaning technology sector were directed towards the *Spiragrip* bottle washing machine used for PET bottles and more recently also for glass containers, and the *Lavatec* glass bottle washing system – the developments included improved cleaning results and a reduction in energy, water and chemical consumption.

In addition to the improved bottle cleaning, a saving of energy, water and chemicals is at the focus of our new developments – and this with »prized« success.

Our efforts made with an aim to reducing energy were finally rewarded: with the *Manus* in gold. We received this prize for the implementation of a plastic plain bearing in our bottle washing machines. With this new technology we have succeeded in halving the necessary drive output. The plain bearing manufactured from a special polymer not only results in lower friction and a lower degree of drive wear – which leads to double the service life – but also to a completely noise-free chain movement.

Inspection and monitoring technology

Effective monitoring instruments which we equip with the newest technologies allow an optimum degree of efficiency to be achieved during the inspection of both empty and full bottles.

We have progressed one step further in the continued development of our empty bottle inspector. With our *Linatronic 735*, KRONES has created a modular, inexpensive and compact inspector model which meets the market demands while simultaneously benefiting from improvements in its electronic components and mechanical structure. The *Linatronic 735* is the first inspector manufactured in hygienic design. To achieve this, we have omitted the table plate and all unnecessary setting-down surfaces. Conveyor lubricant, dirt, residual water and broken glass can escape freely into the open. The comfortable and systematic accessibility from the front considerably eases any maintenance and repair work. Despite its reduced, compact design, the *Linatronic 735*, with a speed of up to 72,000 bottles per hour, can be equipped with all of inspection units available.

At the Brau Beviale 2003, we presented our *Checkmat* inspection unit for the first time with its new design and new interior. In this *Checkmat*, which was newly-developed for monitoring the filling process, we followed a modular concept for all applications: a uniform basic unit which can be variably applied for monitoring the fill levels, labels and closures. Equipped with a newly-developed camera and the DART (Distributed Architecture for Real Time) software application, a new system generation for inspection technology is now born. With DART, the *Checkmat* now has the ability to process the abundance of given information in real time.

Packing and palletising technology

Following our merger with what was so far our subsidiary KETTNER, the packing and palletising division has now been running under the company name KRONES since 2003. Our plant in Rosenheim and its subsidiary in Raubling which was opened in 2002 both remain unchanged – as do our efforts to use optimisations and new developments on our packers and palletisers to allow us to offer special solutions to our customers in the international beverage industry and in the pharmaceutical, food and non-food sectors.

So that we can meet the completely differing demands placed by the manufacturers of packet soups, shampoo bottles, medicines and beverage bottles in as universal a manner as possible, we have applied an intermittent wrap-around machine in the low output range. *The Modulpac W25*, which is manufactured in a modular construction, is designed as a side packer – the products to be packed are pushed from the side and packed into a wide variety of packs at a speed of 25 clock pulses per minute. In addition to this trend towards flexible application, a development towards ever smaller pack sizes in the top speed segment can be detected. These requirements are fulfilled by our new *Variopac* which operates at 70 clock pulses in its three-lane design.

Sometimes with a low and sometimes with a high intermittent speed, sometimes in a three-lane and sometimes in an encircling design: new and flexible solutions are continually in demand for packers and palletisers.

There was also a further development in our multifunctional operating column robot which is very attractive for the brewing and beverage industry. In the previous model, the three-axes *Robot 3A*, the operating range was limited to 2 x 110°. We presented the new design with one turning column in November 2003: the *Robot 3A-R* panorama robot now makes use of the full 360° pivoting area. As a palletiser of non-returnable or returnable bottles, it can move to different picking-up and setting-down positions surrounding it at a speed of up to 500 clock pulses per hour.

KIC KRONES

The labelling adhesives from KIC KRONES stand for high-quality bonds and varied areas of application. In order to find custom-made adhesive solutions for individual applications, to further improve their properties and keep their consumption as low as possible, we are continually developing the adhesives in our laboratory. With extensive tests on our KRONES labelling machines, we additionally optimise the adhesives to different speed ranges and different label materials.

KIC KRONES played a prominent role in the development of a purely synthetic adhesive for the improved labelling of special beverage bottles and a thermally stabile adhesive for carton packaging.

A good example of this can be found in the synthetic adhesives which have been developed especially to suit the special conditions which prevail during the wine, sparkling wine and spirits bottling processes. The synthetic bond has an advantageous effect on economy and precision. Due to the enormous rise in the number of beverages available in PET bottles, our attention is especially drawn to adhesives which are suitable for use on plastic. With a newly-developed version of our *hotmelt*, recyclable PET containers can now also be labelled. The *hotmelt* adhesive's solubility in *caustic* allows the PET to be completely recycled.

Machines for the low output range (KOSME)

KOSME: complete lines for the low output range. The product range comprises fillers, labellers, packers and stretch blow-moulding machines.

The introduction of KOSME has provided our product range with a sensible addition at a price which is especially attractive for our smaller customers. For while KRONES primarily develops and manufactures machines for the medium, upper and highest output ranges, the Austrian/Italian company produces complete lines for the low output range, its product range comprising fillers, labellers, packers and stretch blow-moulding machines.

The strategic cooperation which KRONES had entered into with the KOSME GROUP in April 2002 became a majority holding on 1st January 2003. KRONES procured 75 % of the company shares belonging to KOSME GMBH which was founded in 1987 in Sollenau/Austria. KOSME GMBH has a 55 % share in KOSME S.R.L. which, in turn, has a 77 % stake in KEBER S.R.L., both of whom are based in Roverbella/Italy. With these three companies, KRONES now has access to the starting market for so-called »just enough« machines and complete lines in the beverage industry, a market which we had not been able to serve so far. This allows us to win new groups of customers. Thanks to the synergies which result from our share in KOSME, we will be equally attractive for both small and large customers worldwide.

The KOSME linear stretch blow-moulding machines already complement our *Contiform* range perfectly. The Austrian company already began developing machines for the manufacture of PET bottles ten years ago. Having moved into a new machine manufacturing hall in the year 2000, KOSME started up a new mould construction facility, and since then has been developing and producing PET preforms for the milk industry, as well as machines for manufacturing packaging for the toy industry (with a globally-unique technology) and packaging for the milk industry.

With the KSB (KOSME Stretch Blow-moulding) machine range, containers ranging in size from 250 ml to 10 litres can be manufactured. Depending on the model, the machine output can be between 3,000 and 6,000 PET bottles per hour. The *Filling Line* series developed by KOSME (KFL series) is also applied in this speed range – the result is a complete bottling line for 3,000 to 12,000 PET bottles per hour. Attractive starting models are created here through continual machine optimisation and the technical and technological collaboration with KRONES.



When temperatures rise, ice tea simply cannot be beaten. Ice tea belongs to a group of weakly-acidic beverages which also includes sport and energy drinks. Today, they make up around 28.5 billion litres of global beverage consumption. Due to their microbiological sensitivity, cold-aseptic filling is recommended. In this method, the container closures are disinfected in an immersion bath prior to being applied.







Food constitutes an industry which is taking on enormous proportions as regards both its size and its variety. The demand for packed food is growing worldwide together with increasing population figures and prosperity. As a result, the market for packing machines which is already the largest with a proportion of 41% is opening up even more opportunities. The KRONES Garantomatic applies a tamper-evident seal to glass food containers, thus providing perfect protection against unwarranted opening.



On the bridge to the market and the customer

We want to support our customers who are facing very strong competition to the best of our ability. This means quickly converting new ideas into machines, lines and retrofits and always being available with advice, knowledge and active aid. With a comprehensive and further extended service offer, we once again invested in customer satisfaction in 2003.



»We speak our customers' language – both technically and literally. For people from all over the world work in the global KRONES sales organisation. We therefore know what the circumstances are on site and what is currently going on in the different market segments. Our customers also see this as being much to their advantage.«

Rainulf Diepold
Member of the Executive Board

KRONES emerges as the winner amidst hard competition

In the struggle for orders from a beverage industry which is marked by stagnation and a reserved propensity to invest, the competition has become even harder than in previous years. Especially the sales policies of our competitors SIG in Switzerland and SIDEL in France have generated a strong pricing pressure which has in turn pushed down our proceeds. The strengthened price of the euro had a hampering effect on our trading in the North American and Asian dollar region. However, KRONES managed to stand its ground well in this difficult environment and even managed to extend its proportion of the markets.

Increased presence in economically aspiring markets

In order to counter the high price of the euro somewhat and compensate possible losses in the dollar region, we concentrated our sales activities in the last year of trading on those countries with economically-aspiring markets. At the top of the list was Russia and the remaining states of the former Soviet Union. We benefited from the fact that we had already reinforced our presence in Eastern Europe many years ago and had shown special commitment there. For with the greatly increasing beverage consumption, the PET boom which is also starting in these countries and the non-beverage products, these countries have a great demand for beverage bottling lines and packaging machines.

The Eastern European market contributes increasingly to a rise in the number of sales in the non-beverage sector.

Growth in the non-beverage sector compared to complete sales volume


1999
9%
908
2000
13%
1,015
2001
17%
1,165
2002
19%
1,305
2003
23%
1,435
Percentage of non-beverage sales
Total sales in mio. €

Improved utilisation through cross selling

We at KRONES consider cross selling to be a future-oriented sales factor with a great deal of potential. Thanks to this cross selling, which comprises product additions or quotations from other areas of our company, we can utilise our customer's potential better and reinforce customer relations. With this target in mind, we have set up regional sales offices in which field staff and technical specialists can work together. The sales representative is in permanent contact with the customer. If he hears of a potential order, he calls in his technician colleague. The qualified advice often opens up the overall picture, leading to subsequent orders. Follow-up business then comprises machine training, after-sales service activities and updates as yield-bringing services.

Well-targeted support for special customers

The KRONES key-account management system is a concentration of our Sales service. This way, customers with an international production structure and companies with whom we work together to achieve new technological developments enjoy support tailored to their needs. For the size of their company, their mostly international business activities and, not least, their significance as a major customer make them especially important to us. In order for us to be a competent partner to these companies, we acquire an extensive knowledge about their production, their requirements and also the situation in their respective industry.

To find out in time about their demands on machines, technologies and service and offer them the correct solutions, we keep in constant contact with the companies and offer them a quick path to KRONES – in the shape of the key-account managers. Our specialised employees are their direct, exclusive contact persons. They are responsible for supporting the companies and completely conducting negotiations.

Life-cycle management for all stages of life

KRONES' success is based on our comprehensive service offer which we extended once again in 2003. We can now offer our customers all-round support for the complete service life of their KRONES equipment in order to guarantee smooth operation and maximum machine availability.


Assembly
Commissioning
Training
Consumption materials
Spare parts supply
Maintenance
Service
Inhouse overhaul
Line optimisation
Intermediation of used lines

A tailored service programme for all of our equipment's »life stages«. KRONES life-cycle management.

We offer a tailored service programme for all »life stages« of KRONES bottling and packaging machines: original spare and wear parts which are quickly available even years after commissioning, a modern maintenance concept with our »fitness check« programme or the analysis and optimisation of machines. With our SIPS (SYSKRON Intelligent Plant Maintenance System) maintenance software, we have also developed a system which provides a representation of all maintenance activities in the form of job orders for the equipment operators.

Our new in-house overhaul service is a special feature which forms part of our life-cycle management system. As an alternative to ordering spare parts, we offer our customers the possibility to allow individual assemblies such as labelling stations or filling valves to be overhauled »in-house« at our headquarters – and thus save themselves time and money. Our customers simply send us the assemblies, we test and overhaul them in our factory where we have modern measuring and testing equipment on hand and then send them back to the customer in a completely overhauled condition.

Top marks for after-sales service:

KRONES was given good marks for its after-sales service. According to a study performed by the professional magazine »*Drinkpack*«, KRONES consistently scored better than our competitors with a mark of 1.8. What was most striking was the number of customers who were very satisfied with our services. For us, the result of the survey is an incentive for us to improve on the strengths of our after-sales service even further and to eliminate the partial weaknesses indicated.

Customers order electronically

We have further simplified the ordering process for our customers. Using *eGate*, our electronic ordering system in the internet, they have access to a standardised and modularly designed solution for spare parts procurement. Spare parts enquiries can be transmitted to KRONES directly by e-mail. The quotation including parts price and availability is sent to you in a matter of seconds.

By simplifying the ordering process, our customers have access to a standardised and modularly-designed solution for spare parts procurement.

With the *eCat* system, an electronic spare parts catalogue helps our customers to simply and surely select the spare parts, collect them in a shopping basket and start their on-line order. The enquiry and order can be traced back using a tracking system and the order status called up at any time. To help customers find out which spare parts they need and whether they are suitable for the machine in question, we support them using detailed, digitalised assembly drawings which they can used to identify the required parts. Our customers can access this free service for machines built in the year 2003 and upwards either on-line or on CD-ROM.

Virtual education and training

In the same way that we place great emphasis on education in our own company, we also appreciate the importance of certain qualifications being available in our customers' plants. The first place to look for such training is the KRONES Academy – the communication centre for the packaging industry. With a team of 40 trainers – whose professional advice is also in demand when it comes to optimising the efficiency and analysing the weak points of a line – we train more than 6,000 seminar participants each year: participants who include machine and line operators, maintenance personnel and managerial staff.

Optimising the flow of communication

KRONES regards both external and internal communication as being the most important instruments for a comprehensive and uniform company market appearance. Externally, we use all media to communicate with the interested public, our shareholders, our customers, our employees, potential customers and professional circles. Customers, shareholders and people interested in our company can gain a complete overview of the KRONES GROUP and its activities under www.krones.com.

In the company itself, we track the optimisation of the communication flow between the central Corporate Communications department and the persons responsible for communication in our subsidiaries – to achieve an improved understanding of the different markets, the customers and their needs. The flow of communication was improved decisively through the designation of a communication representative employed following induction interviews, voting discussions and consultations. The centralisation and increased monitoring of all communicative measures, the securing of the corporate design of all media and the introduction and updating the CI and CD programme were all pursued in 2003 with the highest level of commitment. Especially those subsidiaries in constant contact with the customer received the motivation to appear as ambassadors for the KRONES GROUP and to live out the corporate identity both to inwardly and outwardly.

Systematic data transfer


External means of communication
Industry brochure
Product division brochure
Product information
Magazine, internet
Presentations
Internal means of communication
Compact (print)
Kronews
KRONES Media Suite
Intranet/extranet
Presentations

The KRONES Media Suite is a central pool of data for internal and external communication media. By centralising product communication, the KRONES Media Suite can be used as a central data pool.

To support uniform Group-wide communication, the KRONES *Media Suite,* which is based on internet technology, will make all constituents of our corporate design programme available. Authorised users can then view and download images, texts and presentation documents.

Creation of new product design

In the autumn of 2003, KRONES started on the development of a product design for the inspection technology and packing/palletising divisions, in January 2004, we extended this process to include all of the product divisions. It is our aim to make the quality of our products even more apparent. In this Group-wide project, Corporate Communications will assist the Research and Development Department, the Technical Marketing Department and the product divisions with their advice.



They have a low packaging weight, provide absolute protection against light and completely exclude oxygen, tinplate cans are now, as they were in the past, a very suitable packaging material for food. In the KRONES Canmatic labelling machine, a wrap-around label is applied to the food cans. Following the introduction of the compulsory deposit, beverage cans are dropping in number in Germany. However, viewed worldwide, one beer in four is available in a can. In Europe it is one in three and in the USA even every second beer.

Production and technology

After having decided to purchase a KRONES machine or line, our customers place a great deal of importance on short delivery times and on quick availability. We have met these demands by continually optimising the production process, a part of which is the use of standardised components. The resulting reduction in lead times has allowed us to increase productivity once again and improve on our competitive standing.



»KRONES has been setting standards in the beverage industry for decades with innovative and guiding technology. Besides the technical interest, we were always interested in our contact with you – our customers. This includes intensive support and consultations, as well as an extensive service offer.«

Werner Frischholz
Member of the Executive Board

Further increase in productivity through process optimisation

We continued with the phased change-over of our production system to process-oriented manufacture in the year 2003. With the introduction of the manufacturing segmentation at KRONES, which gradually superseded performance-oriented manufacturing, we have considerably increased our productivity and competitive standing. The simplification of the manufacturing processes noticeably lowered the production costs and lead times.

A significantly higher efficiency was achieved through the phased change-over from performance-oriented to process-oriented manufacture and the simultaneous introduction of team work.

In performance-based manufacture, the arrangement of similar machining tools in one location meant that the production orders had to run through several departments within the plant and sometimes even had to passed from one plant to another. Following the change-over to process-oriented manufacture, certain parts are instead manufactured in one segment – and this with a much higher degree of efficiency.

Thanks to the teamwork principle which was simultaneously introduced, the employees who control all of the job orders independently and are themselves responsible for planning their labour input now have more flexibility when it comes to making decisions and improvements. Based on the figures used by the employees and the company as an indication of the performance and development achieved by the segments, a segment employee premium bonus is also calculated.

Shortened lead times

The goal of manufacturing segmentation – the clear reduction of lead times – can be seen as having been achieved. Within just a few years, we reduced the lead times at KRONES by up to 50 percent. Whereas just a few years ago, we still needed nine to twelve months from the signing of the contract to the line delivery, this has been considerably reduced today to an average of only six months. This allows us to react quickly to our customers' needs.

Reduction of lead times


1999
12 months
2000
10 months
2001
9 months
2002
7 months
2003
6 months

Standardised assemblies for flexible manufacturing

We are achieving even more flexibility in manufacturing thanks to standardisation and modular component assembly. Approximately one third of KRONES machines can be considered for standardisation. It is most successful in those areas where individual components can be used in different divisions or even in different factories within the Group. We have achieved a high degree of standardisation in the electrical sector; in the mechanical sector, all the labelling, filling and inspection technology divisions who are benefitting most from the use of components. To allow us to react quickly when it comes to other lines – which we normally manufacture especially to suit our customers' individual requirements and for which standardised solutions are less suitable – we standardise the assemblies by placing emphasis on a modular machine design.

Optimised locations

At the KRONES headquarters in Neutraubling, 2003 once again saw the combination of departments belonging to individual divisions as part of our site optimisation process. The aim was to make more effective use of the space available and create a more efficient flow of materials. Since the end of July 2003, the assembly, commissioning and tests of our stretch blow-moulding machines are now being performed in separate halls in the plastics technology centre. The PET technology centre and the PET laboratory are now also located under the common roof of the plastics centre.

Within a time span of 15 months, the conversion and expansion of the new plastics centre, one of the largest investment projects of the last few years, was achieved.

Environmental protection in all processes and products

KRONES is aware of the ecological responsibility which comes from the manufacture and implementation of its bottling lines and packaging machines. All of the production stages are designed to be as environmentally friendly as possible. We see it as our duty to minimise the environmental impact caused by our production plants and our products. This applies to all of the stages of the production process which – even though they are safe to the environment – are subject to the strictest of environmental obligations and fulfil the latest standards, and this is also true when it come to the use and disposal of our products.

The impact which our entire product range has on the environment corresponds to the most recent standards and sets new ones. It is our goal to manufacture our machines and complete lines so that they accommodate the expectations of our customer as regards environmental compatibility, economy, quality and safety in the same way. Our employees are firmly integrated in this process. They receive lessons on a regular basis about how to act in an environmentally-responsible manner and actively practise environmental protection.

The responsible treatment of our environment requires the use of lines which treat resources economically.

At KRONES, environmental protection is also reflected in our products. For the responsible treatment of our environment requires the use of economical lines with low investment and operating costs and which treat resources economically. Our machines must have a long service life, require as little maintenance as possible, have the lowest of emissions and a low level of consumption and use environmentally friendly and recyclable materials. Environmentally friendly products have to satisfy the highest demands on quality and endurance.

Due to the considerable rise in production over the last few years, the total amount of waste produced in our factories has increased. Despite this, we have succeeded in keeping the amount of waste which requires special monitoring relatively constant by modernising our production processes.

Amount of waste in tonnes


1999 70 200 810 1,100
2000 40 220 900 1,180
2001 50 240 1,140 1,220
2002 40 260 1,180 1,280
2003 70 320 990 1,190
Waste requiring special monitoring
Paper and cardboard
Municipal waste
Scrap metal

Waste to be eliminated or recycled in tonnes


1999 1,010 1,510
2000 1,010 1,580
2001 1,300 1,790
2002 1,500 1,800
2003 1,230 2,200
Waste to be eliminated
Waste to be recycled

For us, noise protection is also a means of environmental protection. The KRONES headquarters in Neutraubling is located in an industrial area. Out of consideration for the neighbouring companies, the noise level is kept as low as possible – in as far as this is technically possible and economically warrantable. A great deal of importance in also placed on inner-company noise protection for the well-being of our employees. For this reason, those line parts which cause a great deal of noise are housed during production. Noisy manufacturing processes, such as sheet metal punching, have been switched over to laser treatment. When buying new machines, we make sure that their noise level has been optimised and that they correspond to the currently valid standards and regulations.

This way we are pursuing a continual improvement of our environmental balance. We consider the effects of each new activity, each new product and each new process on our environment by observing all aspects. As a result of this, we aim to apply measures which provide ecological relief when investing in and introducing new procedures or products.



Japan has a very pronounced market in over-the-counter (otc) health products and in health and fitness drinks. Over 3 billion of these health drink bottles are produced in Japan each year. Special inspection measures such as the monitoring of the side wall, neck finish, base and screw thread are needed for bottling and packaging these microbiologically-sensitive drinks. Thanks to the most modern of camera technology, this can be performed fully-automatically by the KRONES Linatronic 735 inspector.



Chemistry means a variety which is reflected for us in the diversity of products and packages: thin, often aggressive liquids and chemicals with a high viscosity which are mostly filled in plastic containers. The KRONES Contipac packer places the filled container into cartons which are then sealed by the KRONES Variocol carton sealer. The chemical industry is a multi-billion euro market which has already claimed an increasing share of the KRONES sales figures.

Report by the Supervisory Board

According to the obligations it has by law and the articles of association, the Supervisory Board has monitored the management of the Executive Board and supported them with advice in all decisions regarding corporate policy. The 2003 KRONES AG and GROUP end-of-year accounts drawn up by the Executive Board and checked by the BAYERISCHE TREUHAND-GESELLSCHAFT AG were approved by the Supervisory Board.



»In addition to its monitoring function, the Supervisory Board assisted the Executive Board with advice and supported it in matters of company strategy.«

Dr. Lorenz M. Raith
Supervisory Board Chairman



Pharmaceuticals are just as much a part of the non-beverage sector as chemicals and cosmetics. They are normally sensitive products which require special packaging solutions – we only have to think of medicines and liquid remedies from the pharmaceutical industry to see how much precision and sensitivity are required. Pharmaceuticals form a quick-growing market and will continue to do so in the future. The KRONES Autocol labelling machine applies self-adhesive labels to pharmaceutical containers with precision.

KRONES AG and GROUP end-of-year accounts

KRONES GROUP balance-sheet

Assets	Appendix	31.12.2003 T€	31.12.2003 T€	31.12.2002 T€	31.12.2002 T€
A. Fixed assets					
I. Intangible assets	1				
1. Industrial property rights and similar rights and values, as well as licences thereto		13,935		11,266	
2. Advanced payments		93		194	
			14,028		11,460
II. Tangible assets	2				
1. Land and buildings including buildings on third-party land		164,070		148,633	
2. Technical plants and machinery		33,677		32,476	
3. Other plant, factory and office equipment		33,122		31,245	
4. Advance payments and construction in progress		1,169		6,925	
			232,038		219,279
III. Financial assets	3				
1. Shares in subsidiaries		17,505		1,313	
2. Investments in other companies		17		112	
3. Loans to other affiliated companies		5		0	
4. Long-term securities		381		414	
5. Other long-term loans receivable		7,919		17,060	
			25,827		18,899
			271,893		**249,638**
B. Current assets					
I. Inventories	4				
1. Inventories		228,966		253,642	
2. Payments made on account		5,062		12,209	
3. Payments received on orders		-83,853		-100,698	
			150,175		165,153
II. Accounts receivable and other assets					
1. Accounts receivable (trade debtors)	5	368,263		313,360	
2. Due from affiliated companies		10,053		5,075	
3. Other assets		11,134		30,971	
			389,450		349,406
III. Securities	6				
Other securities			677		890
IV. Liquid funds	7		55,290		35,315
			595,592		**550,764**
C. Prepaid expenses and accrued income			2,947		5,506
Balance-sheet total			**870,432**		**805,908**

Liabilities	Appendix	31.12.2003 T€	31.12.2003 T€	31.12.2002 T€	31.12.2002 T€
A. Capital stock					
I. Subscribed capital	8				
1. Ordinary shares		17,782		17,782	
2. Preference shares		9,140		9,140	
			26,922		26,922
II. Capital reserve			103,703		103,703
III. Revenue reserve					
1. Legal reserve		51		51	
2. Other revenue reserves	9	231,964		209,466	
including offset active balance from initial consolidation T€ 14,970					
			232,015		209,517
IV. Unappropriated retained earnings	10		70,585		68,655
V. Shares in third-party ownership	11		1,908		1
			435,133		**408,798**
B. Provisions and accruals	12				
1. Provisions for pensions and similar obligations		44,651		39,031	
2. Provisions for taxes		22,003		41,971	
3. Other provisions		210,212		190,419	
			276,866		**271,421**
C. Shareholders' equity and liabilities	13				
1. Due to banks		5,873		737	
2. Accounts payable		80,684		68,039	
3. Due to affiliated companies		11,874		1,068	
4. Other liabilities		58,800		55,787	
			157,231		**125,631**
D. Deferred income			**1,202**		**58**
Balance-sheet total			**870,432**		**805,908**

KRONES GROUP profit-and-loss account

	Appendix	2003 T€	2003 T€	2002 T€	2002 T€
Sales revenues	16	1,435,199		1,304,869	
Change in product inventories and work in progress		-27,602		-1,467	
Capitalised cost of self-constructed assets		3,732		2,812	
Other operating income	17	77,739	**1,489,068**	52,349	**1,358,563**
Cost of materials	18				
a) Cost of raw materials, consumables and purchased materials		-547,238		-468,076	
b) Cost of purchased services		-80,324	**-627,562**	-68,755	**-536,831**
Personnel expenses	19				
a) Wages and salaries		-396,086		-373,202	
b) Social security contributions, pension and welfare costs		-90,531	**-486,617**	-78,730	**-451,932**
Depreciation					
a) Depreciation of intangible fixed assets and tangible assets	20	-39,794		-37,144	
b) Depreciation of current asset items, which do not exceed those depreciations common to incorporated firms		-271		0	
Other operating expenses	21	-226,250		-231,688	
Investment income	22	150		270	
Income from other investments and long-term loans	22	13		94	
Other interest and similar income	22	11,130		6,549	
Amortisation of financial assets	22	-2		-805	
Interest and similar expenses	22	-8,463	**-263,487**	-4,653	**-267,377**
Results from ordinary business activities			111,402		102,423
Taxes on income	24		-47,501		-43,131
Other taxes	24		-3,480		-1,979
Net income			60,421		57,313
Profit carried forward from previous year			34,196		41,490
Allocation to revenue reserve			-22,251		-30,148
Profit due from non-Group sources	25		-1,872		0
Loss due from non-Group sources	25		91		0
Unappropriated retained earnings			**70,585**		**68,655**

KRONES GROUP statement of sources and application of funds

	2003 T€	2002 T€
Periodic profit	60,421	57,313
Depreciation of fixed assets	39,796	37,949
Increase in provisions and accruals	2,078	46,260
Other non-transactional measures	-7,533	6,474
Profit from the sale of fixed assets	-791	-108
Increase in inventories, accounts receivable and other assets not attributable to investment or financing activity	-29,270	-84,204
Increase in accounts payable and other liabilities not attributable to investment or financing activity	18,675	14,527
Cash flow from current trade activities	**83,376**	**78,211**
Receipts from sales of fixed assets	3,948	1,643
Moneys paid out for investment in tangible assets	-41,797	-65,893
Moneys paid out for investment in intangible assets	-8,242	-4,925
Moneys paid out for investment in financial assets	-1,725	-17,055
Moneys paid out for the acquisition of consolidated companies and other business units	-154	-724
Cash flow from investment	**-47,970**	**-86,954**
Moneys paid out to shareholders/minority shareholders	-10,889	-9,895
Moneys paid out for the repayment of loans and financial credits	-1,933	-1,154
Cash flow from financial activities	**-12,822**	**-11,049**
Change in liquid funds	22,584	-19,792
Changes to liquid funds due to exchange rates, consolidation and evaluation	-2,822	-6,439
Liquid funds on January 1st	36,205	62,436
Liquid fund on December 31st	**55,967**	**36,205**

Analysis of KRONES GROUP fixed assets

	Purchase/manufacturing costs						
	01.01.2003	Change in consolidated group	Additions	Disposals	Book transfers	Currency differences	31.12.2003
	T€	T€	T€	T€	T€	T€	T€
I. Intangible fixed assets							
1. Industrial property rights and similar rights and values, as well as licences thereto	45,314	647	8,189	5,433	0	-111	48,606
2. Goodwill	49,186	49,186	0	0	0	0	0
3. Payments made on account	194	0	53	154	0	0	93
	94,694	49,833	8,242	5,587	0	-111	48,699
II. Tangible fixed assets							
1. Land and buildings including buildings on third-party land	236,196	-4,494	11,145	3,286	5,191	-3,326	241,42
2. Technical plants and machinery	147,131	1,653	9,900	3,681	1,244	-2,567	153,68
3. Other plant, factory and office equipment	141,861	3,768	19,688	14,775	-11	-2,610	147,92
4. Advance payments and construction in progress	6,927	0	1,064	324	-6,424	-65	1,17
	532,115	927	41,797	22,066	0	-8,568	544,20
III. Financial assets							
1. Shares in subsidiaries	1,326	16,192	0	0	0	0	17,51
2. Investments in other companies	599	0	0	95	0	-1	50
3. Loans to participating companies	315	0	5	0	0	0	3
4. Long-term securities	416	160	42	180	0	-49	3
5. Other long-term loans receivable	17,060	1	1,678	10,820	0	0	7,9
	19,716	16,353	1,725	11,095	0	-50	26,6
	646,525	**67,113**	**51,764**	**38,748**	**0**	**-8,729**	**619,5**

Depreciation							Net book value	
01.01.2003	Change in consolidated group	Additions (Z = appre-ciation)	Disposals	Book transfers	Currency differences	31.12.2003 Cumulative	31.12.2003	31.12.2002
T€	T€	T€	T€	T€	T€	T€	T€	T€
34,048	359	5,820	5,478	0	-78	34,671	13,935	11,266
49,186	49,186	0	0	0	0	0	0	0
0	0	0	0	0	0	0	93	194
83,234	49,545	5,820	5,478	0	-78	34,671	14,028	11,460
		Z -11,150						
87,563	-2,134	6,129	1,806	0	-1,246	77,356	164,070	148,633
114,655	1,104	9,709	3,143	24	-2,346	120,003	33,677	32,476
110,616	2,659	18,129	14,363	-24	-2,218	114,799	33,122	31,245
2	0	7	0	0	0	9	1,169	6,925
		Z -11,150						
312,836	1,629	33,974	19,312	0	-5,810	312,167	232,038	219,279
13	0	0	0	0	0	13	17,505	1,313
487	0	0	0	0	-1	486	17	112
315	0	0	0	0	0	315	5	0
2	4	2	0	0	0	8	381	414
0	0	0	0	0	0	0	7,919	17,060
817	4	2	0	0	-1	822	25,827	18,899
		Z -11,150						
396,887	**51,178**	**39,796**	**24,790**	**0**	**-5,889**	**347,660**	**271,893**	**249,638**

KRONES GROUP segment reporting

Segment reporting	Machines and plants for beverage production/process technology		Machines and plants for product bottling and finishing	
	2003	2002	2003	2002
	in T€	in T€	in T€	in T€
Sales	151,858	148,123	1,217,778	1,156,746
of which Germany	13,051	9,928	270,979	296,095
of which rest of Europe	64,419	59,618	418,150	366,128
of which other regions	74,388	78,577	528,649	494,523
Depreciation	2,253	2,291	36,639	34,853
Interest received	1,455	1,694	10,703	5,702
Interest paid	326	822	8,283	4,678
Tax on earnings	1,847	839	43,740	42,292
Profit for the year	1,843	2,017	54,282	58,236
Assets	91,026	103,204	784,069	735,441
of which Germany	77,715	81,771	635,880	553,192
of which rest of Europe	13,311	21,433	58,904	57,902
of which other regions	0	0	89,285	124,347
Debts	57,406	71,407	339,003	319,351
Investments	1,266	5,161	48,612	83,143
of which Germany	1,051	4,492	45,718	80,274
of which rest of Europe	215	669	1,355	1,020
of which other regions	0	0	1,539	1,849
Employees on 31.12.	581	593	7,792	7,901
Return on sales	1.2%	1.4%	4.5%	5.0%

Machines and plants for the low output range (KOSME)		Consolidation		KRONES GROUP	
2003	2002	2003	2002	2003	2002
in T€	in T€	in T€	in T€	in T€	in T€
65,563	–			1,435,199	1,304,869
3,282	–			287,312	306,023
50,375	–			532,944	425,746
11,906	–			614,943	573,100
1,173	–			40,065	37,144
142	–	-1,170	-847	11,130	6,549
1,024	–	-1,170	-847	8,463	4,653
1,914	–			47,501	43,131
4,296	–	0	-2,940	60,421	57,313
41,041	–	-45,704	-32,737	870,432	805,908
0	–	-42,730	-31,615	670,865	603,348
41,041	–	-2,716	-69	110,540	79,266
0	–	-258	-1,053	89,027	123,294
38,741	–	-45,704	-32,737	389,446	358,021
1,886	–			51,764	88,304
0	–			46,769	84,766
1,886	–			3,456	1,689
0	–			1,539	1,849
317	–			8,690	8,494
6.6%	**–**			**4.2%**	**4.4%**

Analysis of KRONES GROUP capital and reserves

	Parent company						
	Subscribed capital	Capital reserves	Revenue reserves	Currency differences in equity capital	Group profit brought forward	Current Group profit	Equity capital
	T€	T€	T€	T€	T€	T€	T€
As of 31st December 2001	**26,922**	**103,703**	**180,242**	**973**	**18,417**	**50,272**	**380,529**
Carried forward to the new account					50,272	-50,272	0
Dividend payments					-9,835		-9,835
Group year-end surplus 2002						57,313	57,313
Allocations to revenue reserves			45,148		-45,148		0
Currency differences				-16,426	-2,364		-18,790
Changes in consolidated group			-420				-420
As of 31st December 2002	**26,922**	**103,703**	**224,970**	**-15,453**	**11,342**	**57,313**	**408,797**
Carried forward to the new account					57,313	-57,313	0
Dividend payments					-10,889		-10,88
Group year-end surplus 2003						58,640	58,64
Allocations to revenue reserves			44,751		-44,751		
Currency differences				-5,167	-1,070		-6,23
Changes in consolidated group			-17,086				-17,08
As of 31st December 2003	**26,922**	**103,703**	**252,635**	**-20,620**	**11,945**	**58,640**	**433,2**

Minority shareholders			Group equity capital
Shares in capital	Shares in result	Equity capital	
T€	T€	T€	T€
453	**78**	**531**	**381,060**
		0	0
	-60	-60	-9,895
		0	57,313
		0	0
		0	-18,790
-452	-18	-470	-890
1	**0**	**1**	**408,798**
		0	0
		0	-10,889
	1,781	1,781	60,421
		0	0
		0	-6,237
126		126	-16,960
127	**1,781**	**1,908**	**435,133**

KRONES AG balance sheet

Assets	Appendix	31.12.2003 T€	31.12.2003 T€	31.12.2002 T€	31.12.2002 T€
A. Assets					
I. Intangible assets	1				
Industrial property rights and similar rights and values, as well as licences thereto			12,369		5,022
II. Tangible assets	2				
1. Land and buildings including buildings on third-party land		111,984		76,660	
2. Technical plants and machinery		31,923		29,157	
3. Other plant, factory and office equipment		26,085		21,969	
4. Advance payments and construction in progress		292		6,431	
			170,284		134,217
III. Financial assets	3				
1. Shares in subsidiaries		85,646		97,634	
2. Loans to subsidiaries		18,100		0	
3. Investments in other companies		16		112	
4. Loans to affiliated companies		5		0	
5. Long-term securities		133		135	
6. Other long-term loans receivable		7,832		16,989	
			111,732		114,870
			294,385		**254,109**
B. Current assets					
I. Inventories	4				
1. Raw materials and supplies		56,093		47,010	
2. Work in progress		68,363		82,061	
3. Finished goods and goods for resale		55,351		53,469	
4. Payments made on account		4,964		3,199	
5. Payments received on orders		-67,387		-66,532	
			117,385		119,207
II. Accounts receivable and other assets	5				
1. Accounts receivable (trade debtors)		234,139		167,912	
2. Due from affiliated companies		67,681		85,699	
3. Other assets		6,449		22,065	
			308,269		275,676
III. Short-term securities	6				
Other marketable securities			0		0
IV. Liquid funds	7		28,795		13,223
			454,449		**408,106**
C. Prepaid expenses and accrued income			**944**		**646**
Balance-sheet total			**749,777**		**662,861**

Liabilities	Appendix	31.12.2003 T€	31.12.2003 T€	31.12.2002 T€	31.12.2002 T€
A. Capital stock					
I. Subscribed capital	8				
1. Ordinary shares		17,782		17,782	
2. Preference shares (without voting rights)		9,140		9,140	
			26,922		26,922
II. Capital reserve			103,703		103,703
III. Revenue reserve					
1. Legal reserve		51		51	
2. Other revenue reserves	9	244,466		199,966	
			244,517		200,017
IV. Unappropriated retained earnings	10				
1. Profit carried forward		636		825	
2. Year-end surplus after transfer of revenue reserves		25,973		33,199	
			26,609		34,024
			401,751		**364,666**
B. Provisions and accruals	12				
1. Provisions for pensions and similar obligations		38,858		35,147	
2. Provisions for taxes		18,104		35,396	
3. Other provisions		167,478		127,941	
			224,440		**198,484**
C. Liabilities	13				
1. Due to banks		0		0	
2. Accounts payable		56,311		44,368	
3. Due to affiliated companies		28,225		26,605	
4. Other liabilities		39,050		28,738	
			123,586		**99,711**
Balance-sheet total			**749,777**		**662,861**

KRONES AG profit-and-loss account

		2003		2002	
	Appendix	T€	T€	T€	T€
Sales revenues	16	1,184,539		1,081,760	
Change in product inventories and work in progress		-7,285		6,715	
Capitalised cost of self-constructed assets		3,732		2,812	
Other operating income	17	33,918	**1,214,904**	33,177	1,124,464
Cost of materials	18				
a) Cost of raw materials, consumables and purchased materials		-507,390		-490,317	
b) Cost of purchased services		-64,419	**-571,809**	-69,602	-559,919
Personnel expenses	19				
a) Wages and salaries		-311,337		-243,884	
b) Social security contributions, pension and welfare costs		-68,750	**-380,087**	-49,411	-293,295
Depreciation of intangible fixed assets and tangible assets	20	-32,890		-26,199	
Other operating expenses	21	-162,002		-156,986	
Investment income	22	7,811		12,703	
Income from other investments and long-term loans	22	8		82	
Other interest and similar income	22	7,074		3,814	
Amortisation of financial assets	22	-2		-318	
Interest and similar expenses paid	22	-5,463	**-185,464**	-5,026	-171,930
Results from ordinary business activities			77,544		99,320
Extraordinary income	23		10,485		0
Taxes on income	24		-37,795		-35,922
Other taxes	24		**-2,261**		-199
Net income			47,973		63,199
Profit carried forward from previous year			636		825
Allocation to revenue reserve/to other revenue reserves			**-22,000**		-30,000
Balance-sheet profit			**26,609**		34,024

KRONES AG statement of sources and application of funds

	2003 T€	2002 T€
Periodic profit	37,488	63,199
Depreciation of fixed assets	32,892	26,517
Increase in provisions and accruals	11,513	30,503
Other non-transactional measures	4,238	-5,651
Profit/loss from the sale of fixed assets	-6	-110
Increase/decrease in inventories, accounts receivable and other assets not attributable to investment or financing activity	-21,353	-31,250
Changes in accounts payable and other liabilities not attributable to investment or financing activity	26,338	-11,098
Cash flow from current trade activities	**91,110**	**72,110**
Receipts from sales of fixed assets	988	245
Moneys paid out for investment in tangible assets	-36,504	-52,719
Moneys paid out for investment in intangible assets	-7,513	-4,057
Moneys paid out for investment in financial assets	-21,623	-17,744
Cash flow from investment	**-64,652**	**-74,275**
Moneys paid out to shareholders	-10,889	-9,835
Cash flow from financial activities	**-10,889**	**-9,835**
Change in liquid funds	15,569	-12,000
Non-transactional changes due to merger	3	–
Liquid funds on January 1st	13,223	25,223
Liquid funds on December 31st	**28,795**	**13,223**

Analysis of KRONES AG fixed assets

	Purchase/manufacturing costs				
	01.01.2003	Addition due *to merger*	U = book *transfers* Additions	U = book *transfers* Disposals	31.12.2003
	T€	T€	T€	T€	T€
I. Intangible assets					
Concessions, industrial property rights and similar rights *and values, as well as licences thereto*	29,198	11,903	7,513	5,479	43,135
II. Tangible assets					
1. Land and buildings including buildings on third-party land	128,027	26,479	U 5,191 10,041	2,330	167,408
2. Technical plants and machinery	123,687	3,837	U 1,221 9,214	3,124	134,835
3. Other plant, factory and office equipment	103,366	4,717	U 12 16,961	12,564	112,49
4. Advance payments and construction in progress	6,431	0	288	U 6,424 3	29
	361,511	35,033	U 6,424 36,504	U 6,424 18,021	415,02
III. Financial assets					
1. Shares in subsidiaries	165,804	0	12,653	47,810	130,64
2. Loans to subsidiaries	0	0	18,100	0	18,10
3. Investments in other companies	112	0	0	96	1
4. Loans to affiliated companies	315	0	5	0	3
5. Long-term securities	138	0	0	0	1
6. Other long-term loans receivable	16,989	0	1,664	10,821	7,8
	183,358	0	32,422	58,727	157,0
	574,067	**46,936**	U 6,424 **76,439**	U 6,424 **82,227**	**615,2**

…epreciation					Net book value	
01.01.2003	Addition due to merger	A = unforeseen depreciation Additions	Disposals	31.12.2003	31.12.2003	31.12.2002
T€	T€	T€	T€	T€	T€	T€
24,176	6,814	5,254	5,478	30,766	12,369	5,022
51,367	1,589	4,071	1,603	55,424	111,984	76,660
94,530	2,426	A 27 9,015	3,086	102,912	31,923	29,157
81,397	2,956	A 4 14,519	12,469	86,407	26,085	21,969
0	0	0	0	0	292	6,431
227,294	6,971	A 31 27,605	17,158	244,743	170,284	134,217
68,170	0	0	23,169	45,001	85,646	97,634
0	0	0	0	0	18,100	0
0	0	0	0	0	16	112
315	0	0	0	315	5	0
3	0	2	0	5	133	135
0	0	0	0	0	7,832	16,989
68,488	0	2	23,169	45,321	111,732	114,870
319,958	**13,785**	A 31 **32,861**	**45,805**	**320,830**	**294,385**	**254,109**

Notes for KRONES AG and the GROUP

General information

The explanatory notes below relate to the year-end results of both the public limited company KRONES AG, Neutraubling (KRONES AG), and the consolidated financial statement of KRONES AG, Neutraubling (KRONES GROUP). Except where expressly stated, the comments apply to both sets of results.

Due to the merger between KRONES AG and KETTNER GMBH, Rosenheim on 1st January 2003, it is not possible to form a comparison with KRONES AG's previous years figures.

KOSME GMBH is making use of its claim to exoneration as regards its duty to present sub-group end-of-year accounts as stated in article 245 HGB (Austria) of Austrian law.

Statutory principles

The year-end results and Group results of KRONES AG have been prepared in accordance with the rules laid down in Volume Three of the HGB and AktG laws, They incorporate the year-end results of five domestic and 16 foreign subsidiaries (full consolidation). The Group year-end results apply the entity principle prescribed in §297, Section 3, Para. 1 of the HGB. The profit-and-loss account was prepared in accordance with the »total cost« accounting principle.

Companies embraced by consolidation

The Group year-end accounts dated 31st December 2003 include, in addition to KRONES AG, all major domestic and foreign subsidiaries for which KRONES AG is in possession of more than 50% franchise.

The consolidation group comprises five domestic and 16 foreign subsidiaries. Since last year, the following companies have been omitted from the KRONES AG consolidated group. KRONES S.A. São Paolo, Brazil, ended its operative business activities in 2003 and left the consolidated group as of 31st December 2003. The company KETTNER GMBH, Rosenheim, which was still included in the consolidated group last year, merged with KRONES AG, meaning it has also left the consolidated group.

In the trading year, KRONES AG acquired the remining 0.0056% of shares in ANTON STEINECKER MASCHINENFABRIK GMBH, Freising. This means that KRONES AG now has 100% of the shares. Initial consolidation was effected at the time of acquisition.

KRONES DO BRASIL LTDA., São Paulo, Brazil, who took over business activities from KRONES S.A., São Paulo, Brazil, has been newly included in the consolidated group. The KOSME sub-group, comprising KOSME GESELLSCHAFT MBH, Sollenau, Austria, KOSME S.R.L., Roverbella, Italy, and KEBER S.R.L., Roverbella, Italy, have also been included in the consolidated group for the first time.

Active asset differences which are the result of these initial consolidations are openly set off against the revenue reserves.

Because of their minor significance for the portrayal of the Group's assets, finances and results, the seventeen direct and three indirect subsidiaries are not embraced by the consolidated accounts. The application of §311, 2 HGB is also waived because of the subsidiaries' minor significance for the portrayal of the assets, finances and results. A list of shareholdings has been deposited with the Registrar of Companies.

Consolidation principles

The end-of-year accounts of companies included within the Group end-of-year accounts are always prepared in accordance with uniform balance-sheet and valuation principles. They have all been prepared by the appointed day for the Group year-end results.

Capital consolidation is performed according to the book value method. In the Group balance-sheet, the fixed assets and debts of subsidiaries are stated instead of the book value of shareholdings. The purchase costs of shareholdings are offset against the proportional equity capital at the time of purchase or when first consolidated. If the purchase costs are higher than the proportional equity capital, the difference is wholly or partly allocated to the assets of the subsidiary. Residual asset differences are offset against the Group profit reserves or capitalised as goodwill. Differences classed as liabilities that arise from capital consolidation are allocated to Group reserves according to their balance-sheet category.

Third-party shareholdings in the equity of consolidated companies are reported as shareholdings in third-party possession. Other consolidations concern the totalling of receivables and liabilities, and reportable guarantee agreements with or benefiting the companies included. Internal Group sales and other revenue items are offset against the relevant internal Group expenditure items. The intermediate results from goods and services inside the group are not eliminated, as they are of minor importance to the portrayal of the Group's assets, finances and results.

With the exception of normal goods and services transactions, included Group companies did not purchase any items from other consolidated Group companies. Consequently, an additional interim profit elimination is not required.

Shares in subsidiaries not included in the consolidation are reported in the Group end-of-year accounts at the shareholding book value.

- *Currency conversion*

Receivables and liabilities in foreign currencies are valued at the rate applicable when originally entered in the accounts or, where forward exchange cover was secured, at the cover rate. Where exchange rates produce losses not yet realised by the balance-sheet date, these are accounted for as appropriate. Unrealised exchange-rate profits are not reported.

For items in the Group balance sheet, including the profit for the year, currency conversion of the year-end accounts of the foreign Group subsidiaries is performed at the rate applicable on the balance-sheet date. Group profit-and-loss account entries are converted at the average rates for the year.

Exchange-rate differences from the previous year arising from capital consolidation are always offset against the other profit reserves such that it does not affect the results. Conversion differences in the Group profit-and-loss account are accounted for under other operating expenditure, particularly the difference between the year-end result at average rates, and the year-end-result reported in the profit-and-loss account at accounting date rates, the latter of which agrees with the balance-sheet statement.

Foreign exchange differences arising from debt consolidation are included under either other operating revenues or other operating expenditure, such that they affect the result.

Accounting and valuation methods

Accounting and valuation are performed in accordance with the rules applicable to incorporated firms. Variant methods as specified in § 284, section 2 number 3,331, section 1 number 3 of the HGB have not been employed.

- Assets

Purchases of intangible asset items are recorded at fiscally mandatory capitalised purchase cost and are written off in equal instalments according to their expected useful life of between three and twenty years.

Tangible assets are valued at purchase or production cost less budgeted depreciation. The production costs of self-manufactured plants include both directly calculable costs and a portion of general overheads.

Tangible fixed assets are written down at the highest lawfully permissible rates. In the 2003 trading year, the current AfA tables and the degressive depreciation rate of 20% were implemented for accruals. Buildings and non real-estate fixed asset items belonging to KRONES AG are, where permissible, depreciated degressively, whilst all other fixed asset items are depreciated in equal instalments. The method of depreciation applied to non-real-estate fixed assets is changed from degressive to straight-line if this yields a higher rate of depreciation.

Budgeted depreciation of fixed asset items is calculated on the basis of the following service-life periods, applied uniformly within each category:

Buildings	25–50 years
Machinery	5–10 years
Fixtures, fittings, tools and equipment	5–13 years
Computer software/other rights	3–4 years

Non-real-estate fixed assets acquired during the first year-half are depreciated at the full rate, whilst those acquired during the second year-half are depreciated at half the annual rate. Low value asset items are depreciated in full in the year of acquisition and are recorded as a disposal the following year.

Shares in affiliated undertakings and holdings are entered at purchase cost less the appropriate appreciation. Securities and loads are reported at their face value or at current market value if lower. Inventories are valued at purchase or production cost or, if lower, at current value.

Manufacturing costs of finished and unfinished goods and work in progress include production materials and wages as well as mandatory fiscally capitalised material and overhead costs. Prices are reduced to the lower reportable value in accordance with the minimum value principle. This reduction takes account of all stock risks arising from limited marketability or from duration of storage, that were identifiable at the date of the year-end account.

Accounts receivable and other assets are valued at purchase cost. Identifiable risks are accounted for by individual adjustments, whilst the general credit and financing risk is allowed for by a lump-sum adjustment. Receivables from previous years and those long overdue for settlement are generally discounted according to the anticipated date of settlement. Foreign currency receivables from exports are always recorded at the rate applicable on the date of posting or, if lower, at the rate applicable on the balance-sheet date. Items secured by forward rate cover are entered at the secured rate.

Current asset investments are entered either at purchase cost or, if lower, at the stock-exchange price.

The prepayments and accrued income item were compiled to the extent permitted under commercial law.

- **Liabilities**

The listed pension provisions were calculated using the fractional value method.

Other reserves are formed for those accounts payable which constitute a burden on assets and whose amount or date of incidence is the subject of uncertainty. They are formed for all identifiable risks and insecure commitments according to reasonable commercial judgement. Valuation is made by reference to the probable amount.

Liabilities are recorded at either the nominal amount or, if higher, at the repayment amount. Foreign currency commitments not secured by forward rate cover arising from goods and services provided are entered under liabilities at the selling rate when the invoice was received, or at the selling rate on the balance-sheet date, if higher.

Figures for liabilities arising from acceptances, warranties and guarantee contracts represent the value-dated amount at the balance-sheet date.

Commentary on the balance sheet

- **Assets**

Fixed assets

Fixed asset items listed in the balance sheets are shown on pages 86/87 and 96/97. The book/balance-sheet figures shown are determined by reference to purchase or production costs in application of the principle of recording all planned receipts and expenditures in the budget.

1 **Intangible assets**

The amount for additions within both the KRONES GROUP and AG essentially relates to computer software licences.

2 **Tangible assets**

The additions under land and buildings derive from land purchases and new constructions at KRONES AG (T€ 10,041) and the expansion of the Raubling plant. Investments in other tangible assets to the value of T€ 30,652 in the Group were mainly related to the capacity-boosting and modernisation of our production sites. In the Neutraubling factory, investments were made in the completion of expansion of production capacity for the plastics technology division, which had started the previous year, and in major machine developments. The carried-over values for the acquisition and manufacturing costs and the depreciations in land and buildings were corrected by T€ 11,150 which corresponds to the depreciations performed as disposals in the past. Due to the end of the consolidation with KRONES S.A., São Paulo, Brazil, acquisition and manufacturing costs amounting to T€ 16,720 and depreciations amounting to T€ 4,275 were deducted from the tangible assets.

3 **Financial assets**

Due to the end of the consolidation with KRONES S.A., São Paulo, Brazil, acquisition and manufacturing costs amounting to T€ 16,187 were added to the shares in affiliated companies.

4 **Inventories**

The value of KRONES AG inventories fell by 0.5 % compared to the previous year. At Group level, inventories fell by 12.0 %. Approximately 35.8 % of these were pre-financed using customer down-payments.

5 **Accounts receivable and other assets**

KRONES AG	31.12.2003	of which residual term > 1 year	31.12.2002	of which residual term > 1 year
	T€	T€	T€	T€
Accounts receivable (trade debtors)	234,139	23,473	167,912	5,499
Due from affiliated companies	67,681	—	85,699	—
Other assets	6,449	3,292	22,065	2,763
	308,269	**26,765**	**275,676**	**8,262**

Of the total KRONES AG accounts receivable, 27 % are due from domestic customers and 73 % from foreign customers.

KRONES GROUP	31.12.2003	of which residual term > 1 year	31.12.2002	of which residual term > 1 year
	T€	T€	T€	T€
Accounts receivable (trade debtors)	368,263	29,998	313,360	8,213
Due from affiliated companies	10,053	—	5,075	—
Other assets	11,134	4,044	30,971	3,049
	389,450	**34,042**	**349,406**	**11,262**

The accounts receivable from affiliated companies are the result of services within the Group.

6 **Short-term securities**

This heading reports financial assets invested in fixed-rate securities.

7 **Liquid funds**

	KRONES AG		KRONES GROUP	
	31.12.2003	31.12.2002	31.12.2003	31.12.2002
	T€	T€	T€	T€
Cash on hand	31	12	142	75
Cash in bank accounts	28,764	13,211	55,148	35,240
	28,795	**13,223**	**55,290**	**35,315**

8 Subscribed capital

KRONES AG's capital amounts to € 26,922,135.36. This is divided into:
6,955,729 registered ordinary shares
3,575,295 registered preference shares.

The Annual General Meeting on 19th June 2002 and the special meeting of preference shareholders on the same day passed a resolution establishing a stock of approved capital. The Executive Board, with the approval of the Supervisory Board, is permitted to use this approved capital to increase the share capital by issuing new registered ordinary shares or registered preference shares without voting rights, once or more than once, in exchange for cash deposits of up to € 10,000,000.00. This it may do before 31st May 2007. Shareholders must be granted subscription rights to these shares.

The Annual General Meeting passed a resolution on 25th June 2003 that the company is authorised to purchase and sell its own company shares on its behalf until 25th December 2004. The inventory of stock acquired for this purpose, together with the other company shares which the company has already acquired and still owns, must not exceed 10% of KRONES AG's approved capital. The lowest counter value to which a company-owned share can be purchased is to be fixed at the mean value of the unitary rate for this share on the Frankfurt stock exchange over the last five days of trading prior to the Executive Boards decision to purchase, minus 10%. The highest counter value is fixed at this mean value plus 10%.

At the Annual General Meeting on 25th June 2003, a resolution was passed which, with the approval of the Supervisory Board, empowers the Executive Board to call in own shares in KRONES AG without this requiring an Annual General Meeting resolution. This can be exercised for the shares as a whole or in part.

9 Other revenue reserves

KRONES AG	2003	2002
	T€	T€
Level at 1st January	199,966	154,996
Allocated from net income by the Executive Board	22,000	30,000
Allocated from balance-sheet profit by the Annual General Shareholders' Meeting	22,500	15,000
Level at 31st December	**244,466**	**199,966**

KRONES GROUP	2003	2002
	T€	T€
Level at 1st January	209,466	181,164
Profit-neutral foreign exchange effects	-5,167	-16,514
Allocated from previous year's balance-sheet profit	22,500	15,000
Allocated from Group net income	22,251	30,148
Deduction/difference from capital consolidation	-14,970	-222
Deduction from final consolidation	-2,116	-110
Level at 31st December	**231,964**	**209,466**

10 Unappropriated retained earnings

	KRONES AG		KRONES GROUP	
	2003	2002	2003	2002
	T€	T€	T€	T€
(Group) net income after allocation to revenue reserves (and profit shares to non-Group sources)	25,973	33,199	36,389	27,165
Profit carried forward	636	825	34,196	41,490
Unappropriated retained earnings	**26,609**	**34,024**	**70,585**	**68,655**

11 Shares in third-party ownership

The balancing entry in the Group balance-sheet for shares in third-party ownership represents third-party equity holdings and profit shares in the KOSME sub-group.

12 Provisions and accruals

Pension regulations stipulate that employees that had joined the KRONES AG by the 1999 trading year have a right to retirement, disability and widow's pensions. The entry for pension provisions is based upon expert actuarial opinion. Amounts are determined by applying an interest rate of predominately 5.5 % on the basis of the 1998 table of guidelines. Indirect pensions payable which are not covered by the KRONES welfare fund e.V amount to T€ 1,941.

Tax reserves make provision for anticipated tax payments to be paid by KRONES AG and the KRONES subsidiaries. Potential taxes amounting to T€ 284 are contained in the Group.

Other provisions cover all identifiable risks and other uncertain commitments.

In KRONES AG, these mainly comprise provisions for semi-retirement (T€ 30,733), installation services yet to be provided (T€ 30,819) and guarantees (T€ 40,090).

In the KRONES GROUP, provisions are included for personnel expenses (T€ 7,857), administration expenses (T€ 1,144) and for threatened losses (T€ 3,037).

13 Liabilities

Of the KRONES AG and KRONES GROUP other liabilities listed, T€ 575 of other liabilities have a residual term of more than five years. All other liabilities have a residual term of less than one year. No securities are pledged.

Out of the listed liabilities of the KRONES GROUP which are due to banks, T€ 625 are due in 1 to 5 years, T€ 32 are due in over 5 five years and the remainder due within one year. The liabilities due to banks amounting to T€ 1,086 are secured by mortgages.

The liabilities from affiliated companies are the result of services within the Group.

Other KRONES AG liabilities include liabilities from taxes to the value of T€ 5,314 (previous year: T€ 3,122), as well as liabilities within social security to the amount of T€ 8,757 (previous year: T€ 6,389). Other KRONES GROUP liabilities include liabilities from taxes to the value of T€ 26,614 (previous year: T€ 15,220) as well as liabilities within social security to the value of T€ 11,487 (previous year: T€ 10,262).

14 Contingencies

	KRONES AG		KRONES GROUP	
	31.12.2003	31.12.2002	31.12.2003	31.12.2002
	T€	T€	T€	T€
Acceptance liabilities	27,393	16,318	27,553	16,318
Liabilities on guarantees and warranty agreements	19,815	11,330	20,183	18,105
	47,208	**27,648**	**47,736**	**34,423**

Acceptance liabilities are the product of the issue and transfer of commodity bills. Guarantees and warranty agreements, of which T€ 7,850 were with affiliated companies, consist both of cover for instalment payments and balance of price payments, and of guarantees arising from credit insurance contracts.

15 Other financial liabilities

	KRONES AG		KRONES GROUP	
	31.12.2003	31.12.2002	31.12.2003	31.12.2002
	T€	T€	T€	T€
Repurchase obligation from artificial security pension transactions	–	13,995	–	13,995
Rental and leasing contracts	25,216	25,813	32,134	32,972
Maintenance contracts	4,102	4,233	4,102	4,233
Commitments from orders	–	–	67	275
	29,318	**44,041**	**36,303**	**51,475**

Leasing liabilities result principally from a leasing agreement with a pre-emptive right on a site and factory building in Neutraubling. Liabilities from maintenance contracts relate to computer hardware and software and to office communications equipment.

Comments on the profit-and-loss account

16 Sales revenues

KRONES AG	2003	2002
Breakdown by region		
Germany	23 %	27 %
Rest of Europe	37 %	30 %
Other regions	40 %	43 %

KRONES GROUP	2003	2002
Breakdown by region		
Germany	20 %	23 %
Rest of Europe	37 %	33 %
Other regions	43 %	44 %

17 Other operating income

	KRONES AG		KRONES GROUP	
	31.12.2003	31.12.2002	31.12.2003	31.12.2002
Term-unrelated revenue	T€	T€	T€	T€
Revenue from the disposal of fixed assets	91	186	962	377
Revenue from the liquidation of reserves	5,342	5,955	7,572	15,836
Revenue from the abatement of one-off and lump sum adjustments to receivables	182	884	666	884
Revenue from the appreciation of fixed asset items	0	898	11,150	898
Other term-unrelated revenue	1,016	1,193	1,994	1,891
Other operating revenue	27,287	24,061	55,395	32,463
	33,918	**33,177**	**77,739**	**52,349**

The other operating revenue of KRONES AG mostly comprises revenue gained from corrected accounts (T€ 8,531), contributions to affiliated companies (T€ 1,538) and currency gains (T€ 4,979), as well as income from the use of other provisions (T€ 8,210).

The other operating revenue of the KRONES GROUP contains exchange-rate profits (T€ 23,341).

18 Cost of materials

The cost of materials within the Group amounted to 44.5 % of total operating expenditure (previous year: 41.1%).

19 Personnel expenses

	KRONES AG		KRONES GROUP	
	2003	2002	2003	2002
	T€	T€	T€	T€
Wages and salaries	311,337	243,884	396,086	373,202
Social security contributions and expenses for pensions and welfare	68,750	49,411	90,531	78,730
of which for pensions	(5,688)	(3,868)	(6,436)	(4,140)
	380,087	**293,295**	**486,617**	**451,932**

Average number of staff during the year	KRONES AG		KRONES GROUP	
	2003	2002	2003	2002
Salaried staff	3,321	2,779	4,262	4,181
Wage-earning staff	3,418	2,894	4,435	4,253
Total	**6,739**	**5,673**	**8,697**	**8,434**

At KRONES AG during 2003, the average number of staff in training was 364 (previous year: 316).

20 Depreciation

Depreciation on intangible, tangible and financial fixed assets can be found in the table »Analysis of Fixed Assets« (pages 86/87 and 96/97).

21 Other operating expenses

Other operating expenses include term-related expenses from losses related to the deduction of fixed assets to the value of T€ 85 (previous year: T€ 72) for KRONES AG, as well as T€ 164 (previous year: T€ 269) for the Group.

22 Financial result

	KRONES AG		KRONES GROUP	
	2003	2002	2003	2002
Profit from shareholdings	T€	T€	T€	T€
Investment revenue from affiliated companies	7,811	12,703	150	270
Interest revenue				
Income from other investments and long-term loans	8	82	13	94
Other interest revenue and similar income				
from affiliated companies	1,032	1,427	–	–
from other companies	6,042	2,387	11,130	6,549
Interest and similar expenses paid				
to affiliated companies	-2,176	-2,302	–	–
to other companies	-3,287	-2,724	-8,463	-4,653
	1,619	-1,130	2,680	1,990
Amortisation of financial assets	-2	-318	-2	-805
Financial result	**9,428**	**11,255**	**2,828**	**1,455**

23 Extraordinary income

This position covers the profit from the merger with KETTNER GMBH.

24 Taxes

The heading »revenue and profit taxes« includes the trading year's tax burdens for the relevant periods. The taxes on earnings at KRONES AG includes term-unrelated tax expenditures to the value of T€ 3,384 and term-unrelated tax revenues to the value of T€ 35. The taxes on earnings for the KRONES GROUP includes term-unrelated tax expenditures to the value of T€ 3,661 and term-unrelated tax revenues to the value of T€ 311. Other taxes reported include property tax and vehicle tax.

25 Profit due to third-party shareholders

This heading embraces the proportion of profits due to third-party shareholders in the KOSME sub-group.

Additional comments

26 Capital flow statement

The capital flow statement shows how the funds of the KRONES GROUP changed in the course of the reporting year through the inflow and outflow of funds. In it, the flow of funds is broken down into trading, investment and financial activities. The level of funds comprises the liquid funds and the securities from current assets.

In the cash flow from investment activities, investments in fixed assets to the value of € 51,764 have been listed for the Group. The cash flow from financing activity includes paid dividends and the redemption of financial liabilities. Due to a significant reduction in investments in tangible assets and an increased cash flow from operational activities, the Group's level of funds rose by T€ 19,762. The cash flow contains KRONES AG interest payments to the value of T€ 3,287 (previous year: T€ 2,724) and Group interest payments to the value of T€ 8,463 (previous year: T€ 4,653), as well as taxes on earnings to the value of T€ 55,086 (previous year: T€ 19,463) being paid by KRONES AG and to the value of T€ 67,508 (previous year: T€ 23,694) being paid by the Group.

The acquisition of the minority shares in ANTON STEINECKER MASCHINENFABRIK GMBH, Freising and the shares in KOSME GMBH resulted in a net influx of funds to the value of T€ 2,803. The shares in KOSME GMBH were mostly non-transactional due to the conversion of loans into capital shares.

27 Segment reporting

Due to a change in our internal reporting caused by the merger between KETTNER GMBH and KRONES AG, and the holding in KOSME Austria/Italy, our sales distribution has been changed compared to the previous year.

The »machines and lines for beverage production/process technology« division, combining ANTON STEINECKER MASCHINENFABRIK GMBH, Freising, SYSKRON GMBH, Neutraubling and SANDER HANSEN INTERNATIONAL A/S, Glostrup, Denmark, has remained unchanged.

The »machines and lines for packing and palletising« division comprising KETTNER GMBH, which has since merged with KRONES, and all of the other divisions are allocated to the »machines and complete lines for product bottling and finishing« division.

The KOSME sub-group was allocated to the new segment »machines and complete lines for the low output range«.

The sales are allocated to different regions, according to where the customer is located. The depreciations relate to the fixed and current asset items. Group internal sales are carried out at market prices.

»Total assets« covers fixed assets, current assets, prepayments and accrued income. The investments relate to the additions to fixed assets. The assets and investments are listed according region depending on the location of the asset or investment object.

Debts comprise the short-term provisions and liabilities, as well as financial debts.

The results of the »machines and complete lines for product filling and decoration« segment contain non-transactional revenues to the value of T€ 11,150 taken from the appreciation of fixed assets.

28 Group equity capital development

Of the generated Group equity capital development amounting to T€ 302,600, the KRONES AG legal reserve of T€ 51 cannot be distributed.

29 Remuneration of the Supervisory Board and Executive Board

The total renumeration paid to the Supervisory Board amounted to T€ 132. There were no variable remunerations dependent on profit. The total remuneration paid to the Executive Board amounted to T€ 2,580 of which T€ 1,050 were variable remunerations dependent on profit. There are no share options.

Renumeration paid to former Board members amounted to T€ 556. Pension provisions paid to former Board members amounted to T€ 508.

30 Shareholdings

A list of shareholdings is deposited with the Registrar of Companies in Regensburg Civil Court (HRB 2344).

31 Corporate governance code

On the KRONES AG website, shareholders can access the Executive and Supervisory Boards' declaration on the corporate governance code, covered in paragraph 161 of Company Law, regarding the recommendations made public in the electronic federal journal on 26th November 2002. The variations (were applicable) are also listed. We are currently working on the implementation of the changes which stem from the recommendations given in the electronic federal journal on 4th July 2003 (codex version from 21st May 2003).

32 Notices

Notification was given of the following holdings according to §§ 21 ff WpHG, as of 20.12.2002:

Shareholder designation	Total share of voting rights	Of which to be calculated acc. to § 22, section 2 WpHG (indirect voting right shares)
Mr. Volker Kronseder, Germany	86.25%	70.93%
Mr. Harald Kronseder, USA	86.25%	70.94%
Mr. Norman Kronseder, Germany	86.25%	70.82%
Mr. Gunther Kronseder, Germany	86.25%	76.83%
Beteiligungsgesellschaft Kronseder mbH, Germany	86.25%	55.76%
Kronseder Holding GmbH, Germany	86.25%	85.96%

On 31.03.2004, the total share of voting rights had been reduced to 81.79 %.

Relationships to closely associated persons:
The persons and companies indicated in §§ 21 ff WpHG exercise an influence on KRONES AG due to an existing voting-right pool contract.



With an annual global consumption rate of 120 billion litres, milk ranks third behind carbonated soft drinks (183) and beer (145), but clearly ahead of water (95). This white beverage (of which 71 % is fresh milk) is enjoying growth above all in Asia; by the year 2015, milk consumption is expected to double to 25 million tonnes in China alone. With the KRONES Sensometic VPGW weighing filling system, milk can be filled in a precise and microbiologically sound manner into plastic containers.

Proposal for the disposal of the balance-sheet profit

After the transfer of € 22,000,000.00 to other profit reserves, there remains a balance-sheet profit of € 26,609,374.81.

We recommend to the Annual General Meeting to be held on 23rd June 2004 that it should elect to dispose of the sum as follows:

Dividends	€
€ 1.10 for 6,955,729 ordinary shares	7,651,301.90
€ 1.20 for 3,575,295 preference shares	4,290,354.00
Allocation to other profit reserves	14,000,000.00
Carried forward to the new account	667,718.91

Neutraubling, March 2004
KRONES AG

The Executive Board:

Volker Kronseder (Chairman)
Hans-Jürgen Thaus (Deputy chairman)
Rainulf Diepold

Werner Frischholz
Christoph Klenk


KRONES Pressant
30

A hygienically-clean and tidy household is still a positive signpost today. Washing powder, a product from the chemical industry, is now taken so much for granted that one can no longer imagine everyday life without it. Washing power reaches the shops in consumer-friendly cartons or packets which have been stacked onto pallets. The KRONES *Pressant Compact can be employed for this purpose. It firstly combines the cartons to form layers and then gently pushes them onto the pallets.*

Supervisory Board and Executive Board

Following compliance with the implementation requirements of the 1976 Co-Determination Law in 1987, the Supervisory Board was extended from six to twelve Members. §8, Par. 1 of the Articles of Association stipulates that six members are appointed from among the shareholders in accordance with the Shares Law (§§96, Par.1, 101 AktG). Six members are also appointed among company employees in accordance with § 1, Par. 1, § 7 Par. 1, Clause 1, No.1 of the Co-Determination Law.

Supervisory Board

Dr. Lorenz M. Raith
Chairman
* ECKES AG
LEISTRITZ AG
MOLL AG
PR FTECHNIK AG
HEITEC AG
KURZT HOLDING GMBH & CO. KG
URBANA AG
BRAMMER PLC.

Paul Jogsch**
Deputy Chairman
Chairman of Central Works Council

Ernst Baumann
Member of the Executive Board of BMW AG

Rudolf Ederer
Lawyer

Herbert Gerstner**
Works Council Member

Dr. Klaus Heimann**
Director of the Professional Training Department on the Board of IG METALL
* MAN AG

Prof. Dr. Ing. Erich Kohnhäuser
President of the College of Higher Eduction in Regensburg

Norman Kronseder
Chief Executive of
SAATZUCHT STEINACH GMBH
* BAYERISCHE FUTTERSAATBAU GMBH

Johannes Maschke †
Chief Executive of
BETEILIGUNGSGESELLSCHAFT KRONSEDER MBH
(until 9th October 2003)

Dr. Alexander Nerz
Lawyer
(since 21st November 2003)

Walter Meyer**
1st Head of the Branch
IG METALL Administration Centre Regensburg
* DELPHI DEUTSCHLAND GMBH

Anton Schindlbeck**
Head of Sales for Central European Region

Günter Walter **
Deputy Chairman of Central Works Council

Executive Board

Volker Kronseder
Chairman
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
* WILDEN AG
KRONES INC., USA

Rainulf Diepold

Werner Frischholz
(since 1st January 2004)
Full Executive Board Member,
(2003: Deputy Executive Board Member)

Christoph Klenk
(since 1st January 2004)
Full Executive Board Member,
(2003: Deputy Executive Board Member)

* Variant methods as specified in § 125, section 1, Clause 3 AktG

** Elected by staff

Furthermore, each of the Group companies is the responsibility of two members of the Executive Board, according to share ownership.

Auditor's report

We have inspected the year-end accounts and accounting records of KRONES AG, the Group year-end accounts prepared by KRONES AG, – consisting of the balance sheet, profit-and-loss account, statement of sources and application of funds, segment reporting, capital stock account and appendix – and its report on the company and Group situation for the trading year from 1st January to 31st December 2003. According to German commercial law, the preparation of these documents is the responsibility of the company's Executive Board. Our task is to issue, on the basis of the results of our inspection, an assessment of the year-end accounts and accounting records, the Group year-end accounts prepared by KRONES AG, and its report on the company and the Group situation.

We conducted our audit of the year-end and Group year-end accounts according to the rules for correctly auditing year-end accounts laid down by the Institute of German Auditors (IDW), as stipulated by §317 HGB. These rules state that the audit must be planned and executed so as to safely identify any errors and infringements which significantly impair the accuracy of the picture of the company's assets, finances, profits and flow of funds presented – in compliance with the principles of proper accounting practice – by the company and Group year-end accounts, and by the report on the situation of the company and the Group. When we define the audit procedure, we take into consideration the information we have about the company's business activities, its commercial and legal environment, and any expected sources of error. The audit incorporates an assessment of the effectiveness of internal accounting verification systems and inspects proofs for the entries in accounting records, the company and Group year-end accounts and the report on the situation of the company and the Group. This assessment is performed mainly by means of random sampling. The audit also assesses the accounting and consolidation principles used and the principle opinions of the legal representatives, as well as providing an appreciation of the overall picture presented in the company and Group year-end accounts and the report on the situation of the company and the Group. We consider our audit to provide a sufficiently sound foundation for our assessment.

Our audit did not reveal any grounds for objection.

In our opinion, the company and Group year-end accounts present a true and realistic picture of the assets, finances, profits and flow of funds of the company and Group in compliance with the principles of proper accounting practice. The report on the situation of the company and the Group provides an accurate overall representation of this situation, and appropriately depicts the risks affecting future progress.

Regensburg, 31st March 2004

BAYERISCHE TREUHANDGESELLSCHAFT
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Graf von Lerchenfeld	Rupprecht
Auditor	Auditor

Our comments are required prior to publishing or circulating the end-of-year accounts and/or status report and/or the Group's conversion interpretation in a form that deviates from the confirmed version (including the translation into different languages), provided our confirmation annotation is quoted or our examination is indicated; we particularly refer to § 328 HGB (German commercial code).

KRONES worldwide

Germany

KRONES AG
Böhmerwaldstraße 5
D-93073 Neutraubling
Phone: (0049)-[0]9401-70-0
Fax: (0049)-[0]9401-70-2488
Mail: info@krones.com

KRONES AG
Nittenau plant
Heideweg 36
D-93149 Nittenau
Phone: (0049)-[0]9436-3070
Fax: (0049)-[0]9436-307395

KRONES AG
Flensburg plant
Schäferweg 9
D-24921 Flensburg
Phone: (0049)-[0]461-5044-0
Fax: (0049)-[0]461-5044-1410

KRONES AG
Rosenheim plant
Äußere Münchener Straße 104
D-83026 Rosenheim
Phone: (0049)-[0]8031-404-0
Fax: (0049)-[0]8031-404-297

STEINECKER GMBH
Raiffeisenstraße 30
D-85356 Freising
Phone: (0049)-[0]8161-953-0
Fax: (0049)-[0]8161-953-150
Mail: info@steinecker.com

SYSKRON GMBH
Böhmerwaldstraße 5
D-93073 Neutraubling
Phone: (0049)-[0]9401-70-4880
Fax: (0049)-[0]9401-70-4870
Mail: info@syskron.com

Europe

Austria
KRONES AG
Vienna Sales Office
Einsiedelei-Gasse 10
A-1130 Vienna
Phone: (0043)-[0]1-8 77 05 07
Fax: (0043)-[0]1-8 77 05 77

KOSME GMBH
Gewerbestraße 3
A-2601 Sollenau
Phone: (0043)-[0]26-284110
Fax: (0043)-[0]26-2841111
Mail: kosme@kosme-austria.com

Belgium
S.A. KRONES N.V.
Parc Scientifique Einstein
Rue du Bosquet, n°17
B-1348 Louvain-La-Neuve – Sud
Phone: (0032)-[0]10-480700
Fax: (0032)-[0]10-480722
Mail: krones@krones.be

Bulgaria
KRONES Representative Office
Drujba 2
bul. Momina tscheschma Nr.10
BG-1582 Sofia
Phone: (00359)-[0]2-9790904
Fax: (00359)-[0]2-9712657
Mail: repr_krones@einet.bg

Czech Republic
KRONES S.R.O.
Nádrazní 86
CZ-150 54 Prague 5
Phone: (00420)-[0]2-57315663
Fax: (00420)-[0]2-57315662
Mail: krones@krones.cz

Denmark
KRONES NORDIC APS
Søndre Ringvej 55
DK-2605 Brøndby
Phone: (0045)-48-369000
Fax: (0045)-48-369001
Mail: krones@krones.dk

SANDER HANSEN A/S
Søndre Ringvej 55
DK-2605 Brøndby
Phone: (0045)-43466100
Fax: (0045)-43466101
Mail: sander.hansen@sander-hansen.com

France
KRONES SARL
12, rue Lavoisier
F-94437 Chennevières-sur-Marne Cedex
Phone: (0033)-[0]1-45 76 72 32
Fax: (0033)-[0]1-45 76 30 46
Mail: krones@krones.fr

Italy
KRONES S.R.L.
Via L. Bacchini delle Palme, 2
I-37016 Garda (VR)
Phone: (0039)-045-620 82 22
Fax: (0039)-045-620 82 99
Mail: info@krones.it

KOSME S.R.L.
Via dell'Artigianato 5
I-46048 Roverbella (MN)
Phone: (0039)-0376-694733
Fax: (0039)-0376-693100
Mail: kosme@kosme.it

KEBER S.R.L.
Via dell'Artigianato 19
I-46048 Roverbella (MN)
Phone: (0039)-0376-693450
Fax: (0039)-0376-694286
Mail: keber@keber.it

Netherlands
KRONES NEDERLAND B.V.
Koninginneweg 1F
NL-2771 DN Boskoop
Phone: (0031)-[0]172-211514
Fax: (0031)-[0]172-211526
Mail: sales@krones.nl

Poland
KRONES SPÓLKA Z O.O.
ul. Poleczki 21
PL-02-822 Warsaw
Phone: (0048)-[0]22-545116-0
Fax: (0048)-[0]22-545116-70
Mail: biuro@krones.pl

Portugal
KRONES PORTUGAL EQUIPAMENTOS INDUSTRIAIS, LDA.
Rua Guerra Junqueiro, n°6 E-F
Queluz de Baixo
P-2745 Barcarena
Phone: (00351)-[0]21-4342500
Fax: (00351)-[0]21-4342509
Mail: geral@kronespt.pt

Romania
KRONES ROMANIA PROD. S.R.L.
Central Business Park
Corp B, etajul 1
Calea Serban Voda nr.133, sector 4
RO-70517 Bucharest
Phone: (0040)-1-3353539
Fax: (0040)-1-3351738
Mail: kronesro@pcnet.ro

Russia
KRONES O.O.O.
Krasnopresnenskaja nab., 12
Hotel »Meshdunarodnaja-II«
Office 1620
R-123610 Moscow
Phone: (007)-095-9670509
Fax: (007)-095-9670507
Mail: krones@wtt.ru

Spain
KRONES IBERICA, S.A.
Provenza 30
E-08029 Barcelona
Phone: (0034)-93-4108185
Fax: (0034)-93-4107098
Mail: commercial@krones.es

Switzerland
KRONES AG
Kapellenweg 5
CH-5632 Buttwil
Phone: (0041)-[0]56-6755040
Fax: (0041)-[0]56-6644760
Mail: info@krones.ch

Overseas

Turkey

KRONES
Representative Office Türkiye
Ali Riza Gurcan Cad.
Metropol Center A Blok
No. 32 Kat 13/51
TR-34010 Merter/Istanbul
Phone: (0090)-212-4817474
Fax: (0090)-212-4817476
Mail: krones@superonline.com

Ukraine

KRONES Representative Office
Schelkovitschaja Str. 7-A
Office 60
UA-01021 Kiev
Phone: (00380)-44-25 37 646
Fax: (00380)-44-25 37 958
Mail: office@krones.kiev.ua

United Kingdom

KRONES UK LTD.
Westregen House
Great Bank Road
Wingates Industrial Park
Westhoughton
GB-Bolton BL5 3XB
Phone: (0044)-[0]1942-845000
Fax: (0044)-[0]1942-845091
Mail: sales@krones.co.uk

KOSME UK LTD.
Imax Spaces Business Centre
Shobnall Road
GB Burton on Trent DE142AU
Phone: (0044)-[0]1283523713
Fax: (0044)-[0]12835237571

Argentina

KRONES SURLATINA, S.A.
Riobamba 588, Piso 1°
1025-Buenos Aires
Phone: (0054)-11-4373-2884
Fax: (0054)-11-4372-9612
Mail: rentase@krones.com.ar

Brazil

KRONES DO BRASIL LTDA.
Av. Presidente Juscelino, 1140
(Piraporinha)
09950-370 Diadema, São Paulo
Phone: (0055)-[0]11-4075-9500
Fax: (0055)-[0]11-4075-9800
Mail: vendas@krones.com.br

Canada

KRONES MACHINERY CO. LTD.
28 Regan Road
Brampton, Ont. L7A 1A7
Phone: (001)-905-8405000
Fax: (001)-905-8402900
Mail: lindah@krones.ca

P.R. China

KRONES MACHINERY CO. LTD.
KRONES REPRESENTATIVE OFFICE
Room 1803, Jingtai Tower
24 Jian Guo Men Wai Street
Chao Yang District
Beijing, 100022, PR China
Phone: (0086)-[0]10-65156597
Fax: (0086)-[0]10-65156599
Mail: info@kronescn.com

KRONES (Shanghai)
KRONES REPRESENTATIVE OFFICE
No. 03/13F, New Town Center
83 Loushanguan Road
Shanghai, 200336
Phone: (0086)-[0]21-62368380
Fax: (0086)-[0]21-62368141
Mail: kronessh@sh163.net

KRONES ASIA LTD.
Unit 1311 New East Ocean Centre
9 Science Museum Road
Tsimshatsui East
Kowloon
Hongkong/SAR
Phone: (00852)-27212618
Fax: (00852)-27232598
Mail: info@krones.com.hk

Columbia

KRONES ANDINA LTDA.
Av. Calle 81 No. 62–70
Bodega No. 30
Apartado Aéreo 330029
Santafé de Bogotá, D.C.
Phone: (0057)-1-310 8768
Fax: (0057)-1-310 8798
Mail: krones-andina
@krones.com. co

India

KRONES INDIA PRT. LTD.
Unit No. 204, Money Centre
Koramangala, Hosur Road
Bangalore 560 095
Phone: (0091)-80-25715766
Fax: (0091)-80-25715768
Mail: krones@vsul.com

Indonesia

KRONES INDONESIA
Wisma Soewarna
(Unit 35, 3rd Floor)
Taman Niaga Soewarne
Soekarna Hatta Airport
Tangerang-19110
Phone: (0062)-21-55912877
Fax: (0062)-21-55912878
Mail: nendrawn@com.net.id

Japan

KRONES JAPAN CO., LTD.
Gibraltar Seimei
15–7, Nishi-Gotanda 2-Chome
Shinagawa-ku Tokyo 141-0031
Phone: (0081)-[0]3-34912141
Fax: (0081)-[0]3-34919213
Mail: sales@krones.co.jp

Kazakhstan

KRONES Representative Office
Aljfarabi 65
480090 Almaty
Phone: (007)-32 72-582568
Fax: (007)-32 72-582569
Mail: krones@nursat.kz

Mexiko

KRONES MEX. S.A. DE C.V.
Av. Horacio No. 828
Col. Polanco
11550 Mexiko, D.F.
Deleg. Miguel Hidalgo
Phone: (0052)-5519971700
Fax: (0052)-5519971709
Mail: ventas@krones.com.mx

South Africa

KRONES
SOUTHERN AFRICA (PTY) LTD.
A.P.D. Industrial Park
Unit 35, Elsecar Road
Kya Sand, Randburg
Private Bag X42, Bryanston 2021
Phone: (0027)-[0]11-7081733
Fax: (0027)-[0]11-7082357
Mail: mail@krones.co.za

South Korea

KRONES KOREA LTD.
6 Fl. Seoil Bldg. 222
Jamsil-Dong, Songpa-gu
Seoul, 138–220
Phone: (0082)-[0]2-2203-8920
Fax: (0082)-[0]2-2203-0946
Mail: yrhong@kroneskorea.co.kr

Thailand

KRONES (Thailand)
COMPANY LTD.
947/161 Bangna Complex
Moo 12 Bangna Trad Km 3
Bangna Trad Road
Bangkok, 10260
Phone: (0066)-2-3619092
Fax: (0066)-2-3619091
Mail: sales@kronesthailand.com

USA

KRONES INC.
9600 South 58th Street
Franklin, Wis. 53132-6241
Phone: (001)-414-4094000
Fax: (001)-414-4094140
Mail: salesusa@kronesusa.com

Venezuela

MAQUINARIAS
KRONES DE VENEZUELA, S.A.
Centro Empresarial
Torre Humboldt
Piso 3, Oficinas 08–09
Urb. Parque Humboldt
Prados del Este
Caracas 1080
Phone: (0058)-212-9750815
Fax: (0058)-212-9750815
Mail: krones@cantv.net

Commercial glossary

Affiliated companies	Refer to subsidiaries.
Capital flow statement	Development of liquid assets/flow of funds under consideration of the source of funds and their employment within the trading year.
Cash flow	Net income plus depreciation from intangible and tangible assets.
Corporate governance	The responsible company leadership and monitoring method which is aimed at long-term value creation.
Current assets	Asset items are aimed at serving business activities on a short term basis.
DAX	The German share index. The assessment is based on the evaluated prices of 30 representative stocks among the highest quality German shares.
Debt capital	Joint term for the provisions, accounts payable and deferred expenses listed under liabilities.
Dow-Jones Index	Share index of the 30 most important American stock exchange values.
EBITDA	Earnings before interest, taxes, depreciation and amortisation.
EBIT	Earnings before interest and taxes.
EBT	Earnings before taxes.
EGG	Profit from normal business activity
EURO-STOXX 50	The index comprising the 50 most important companies from the EU states (the so-called blue chips). Evaluation is based on market capitalisation, stock exchange trading and branch membership.
Fixed assets	Asset items for serving business activities on a permanent basis.
Free float	Part of the widely-spread share capital.
KonTraG	Law for monitoring companies and achieving company transparency.
Latent taxes	Time-limited differences between the calculated taxes and the results listed on the trade balance and tax statements with the aim of listing the tax expenditure in relation to the result which complies with commercial law.
MDAX	The Mid-cap DAX comprises the 50 largest companies in Germany based on market turnover and capitalisation.

Market capitalisation	Market price of a company quoted on the stock exchange. It is calculated using the share price multiplied by the total number of shares.
NASDAQ	The National Association of Securities Dealers Automated Quotations is an electronic trading system operated by the NASD. Young, dynamic companies established in the growth industries are traded on the NASDAQ .
NEMAX 50	The New Market Index contains the 50 largest share values on the new market (has since been superseded by the TECDAX).
Net liquid assets	Liquid funds and securities of the current assets minus bank liabilities.
NIKKEI	Japanese share index. The criterion is the degree of market capitalisation.
Prepaid expenses and accrued income	Payments in the term of the report whose results have an effect in a period after the balance-sheet date.
Return on investment	The ratio between net income and shareholders' equity.
ROCE	The ratio between the EBIT and the average net capital tied up (balance-sheet total minus interest-free liabilities and other provisions.)
ROI	Ratio of profit before tax to the average total capital (return on investment).
Shareholder's equity	Funds made available to the company by the proprietors through contribution and/or investment or retained profits.
Subsidiaries	All companies which are controlled either directly or indirectly by a parent company due to a majority share and/or a uniform leadership.
Total capital yield	The ratio of profit before tax and interest for debt capital to the average total capital.
XETRA trading system	Electronic stock market trading system.

Technical glossary

Aseptic (or cold aseptic) beverage filling	The germ-free filling of beverages at ambient temperature.
Aseptic flash pasteurisation	Flash pasteurisation followed by aseptic filling.
Brewhouse	Brewery production area where wort is made from the raw materials – malt, hops and water.
Cavity	Blow mould for the stretch blow-moulding machine.
Clean room	A room isolated from its surroundings to reduce the number of germs in the air. The degree of germ reduction depends on the class of clean room used.
Closing torque	The torque with which the screw cap is applied to the bottle.
Converter	Manufacturer of PET bottles, without an own product bottling plant.
ESL milk	Milk with an extended shelf life.
False bottom gap	A sieve in the lauter tun whose gap angle influences the flowing behaviour of the beer wort.
Filtration	During filtration, the cloudy constituents of beer (proteins, hop resins, yeast cells) are removed.
Flash pasteurisation	Pasteurisation of products to increase their shelf life.
Hygienic design	Hygienically optimised and easily cleaned machine or line component design.
Inspector	Machine which inspects bottles or other containers for damage and contamination.
Inspection unit	Assembly in the inspector which inspects a certain area of the bottle, e.g., the neck finish, side wall or base.
Internal boiler	Heat exchanger in the wort pan.
Lautering process	For separating the wort from the grains.
Lauter tun	Container for separating the liquid and solids during filtration.
Linear machines	Containers such as bottles or cans are conveyed straight through this machine type in order to be inspected or labelled, for example.
Low-pressure boiling	Boiling with a low amount of excess pressure to raise the boiling temperature.
Mash	Mixture of ground malt and water.

Mill	In the mill, ground malt is mixed in water.
Mould construction	The manufacture of blow moulds which are used in stretch blow-moulding machines for the production of PET bottles.
Non-beverage products	Products from the non-beverage sector.
Non-beverage sector	For KRONES AG, the non-beverage sector is mainly the food, pharmaceutical and cosmetic industry.
Raking machine	Rotary cutting unit in the lauter tun which loosens the grain bed.
Sealing head	Assembly in the closer which applies the screw cap to the bottle.
Sensors	Measuring technology for recording and transmitting information from the production process.
Small cavity	Blow mould for the manufacture of PET bottles up to 0.75 l.
Teleservice	Remote maintenance of machines and lines via modem/telephone line.
Weighing filler	Filling system in which the amount of filling product in each container is measured using weighing cells.
Whirlpool	The liquid and solids are separated in the whirlpool.
Wort boiling	The wort is boiled with the addition of hops. This is performed in the wort pan.
Wort pan	Wort boiling with the addition of hops.



Financial diary

…th April 2004	Balance Sheet Press Conference
…June 2004	Annual General Meeting of Shareholders
…gust 2004	Interim Report as of 30th June 2004
November 2004	Interim Report as of 30th September 2004
…pril 2005	Balance Sheet Press Conference

For exact details, please visit our website.

Contact

KRONES AG
Investor Relations
Hermann Graf Castell
Böhmerwaldstraße 5
93073 Neutraubling
Germany

Phone 0049(0)9401-703258
Fax 0049(0)9401-703496
E-mail investor-relations@krones.de
Internet www.krones.com

The Annual Report is also available in German.
A copy will be posted on request.
You will also find it on our website under the heading
»Investor Relations«.

Impressum

Published by:	KRONES AG Böhmerwaldstraße 5 93073 Neutraubling
Design:	Büro Benseler
Text:	Peter Hellmund KRONES AG
Photography:	Brice Le Frère KRONES AG
Printer:	Mediahaus Biering GmbH
Litho:	kaltnermedia GmbH
Print-run:	4,000 copies in German 3,000 copies in English

Group statistics at a glance

Group statistics 1999–2003

		2003	2002	2001	2000	1999
Sales						
Sales revenues	in mio. €	1,435	1,305	1,165	1,015	908
domestic	in mio. €	287	306	289	244	182
abroad	in mio. €	1,148	999	876	771	726
Percentage exports	in %	80	77	75	76	80
Profits						
Profit from ordinary business activities	in mio. €	111	102	93	68	66
Net income	in mio. €	60	57	50	38	25
Net income per share	in €	5.74	5.44	4.78	3.61	2.16
Assets and capital structure						
Fixed assets	in mio. €	272	250	206	182	163
Current assets	in mio. €	598	556	520	461	467
of which liquid assets	in mio. €	56	36	62	66	120
Shareholders' equity	in mio. €	435	409	381	338	340
Provisions	in mio. €	277	271	230	186	199
Liabilities	in mio. €	157	126	115	119	91
Balance-sheet total	in mio. €	870	806	726	643	630
Cash flow/Investments						
Cash flow	in mio. €	100	94	85	70	53
Investments	in mio. €	52	88	58	62	37
Depreciation	in mio. €	40	38	35	32	26
Net financial position (liquid funds less financial liabilities)	in mio. €	50	35	60	63	121
Key indices/key profitability figures						
Return on sales after tax	in %	4.2	4.4	4.3	3.8	2.7
EBIT/margin	in %	7.3	7.6	7.4	6.0	5.3
Return on investment after tax	in %	13.9	14.0	13.2	11.3	7.2
ROCE	in %	22.5	22.8	21.6	16.0	13.1
Employees (on 31.12.)		8,690	8,494	8,365	7,989	7,616
domestic		7,258	7,322	6,991	6,585	6,278
abroad		1,432	1,172	1,374	1,404	1,338
Dividend distribution						
Dividend per ordinary share	in €	1.10*	1.00	0.90	0.66	0.51
Dividend per preference share	in €	1.20*	1.10	1.00	0.77	0.61

* acc. to proposed appropriation of profits



KRONES AG
Investor Relations
Hermann Graf Castell
Böhmerwaldstraße 5
93073 Neutraubling
Germany

Phone 0049(0)9401-703258
Fax 0049(0)9401-703496
E-mail investor-relations@krones.de
Internet www.krones.com



KRONES Aktiengesellschaft

Einladung zur Haupt- und Sonderversammlung am 23. Juni 2004

KRONES

Einladung zur Hauptversammlung

KRONES Aktiengesellschaft Neutraubling

Wertpapier-Kenn-Nummer: 633 500, 633 503

Wir laden unsere Stamm- und Vorzugsaktionäre
zur 24. ordentlichen Hauptversammlung ein,
die am Mittwoch, dem 23. Juni 2004, 15.00 Uhr,
in der Stadthalle Neutraubling,
Regensburger Straße 9, stattfindet.

Tagesordnung

1. **Vorlage des festgestellten Jahresabschlusses und des Konzernabschlusses mit dem zusammengefassten Lagebericht der KRONES AKTIENGESELLSCHAFT und des Konzerns für das Geschäftsjahr 2003 sowie des Berichts des Aufsichtsrats.**

2. **Beschlussfassung über die Verwendung des Bilanzgewinns der KRONES AKTIENGESELLSCHAFT**

Aufsichtsrat und Vorstand schlagen vor, den nach Einstellung von € 22.000.000,00 in die anderen Gewinnrücklagen gemäß § 58 Abs. 2 AktG verbleibenden Bilanzgewinn des Geschäftsjahres in Höhe von € 26.609.374,81 wie folgt zu verwenden:

Dividende		
€ 1,10 je Stammstückaktie	€	7.651.301,90
€ 1,20 je Vorzugsstückaktie	€	4.290.354,00
Andere Gewinnrücklagen Zuführung	€	14.000.000,00
Vortrag auf neue Rechnung	€	667.718,91
Bilanzgewinn	**€**	**26.609.374,81**

3. **Beschlussfassung über die Entlastung der Mitglieder des Vorstands**

Aufsichtsrat und Vorstand schlagen vor, den Mitgliedern des Vorstands für das Geschäftsjahr 2003 die Entlastung zu erteilen.

4. **Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats**

Aufsichtsrat und Vorstand schlagen vor, den Mitgliedern des Aufsichtsrats für das Geschäftsjahr 2003 die Entlastung zu erteilen.

5. **Aufsichtsratswahlen**

Der Aufsichtsrat der Gesellschaft setzt sich nach den §§ 96 Abs. 1, 101 AktG, §§ 1 Abs. 1, 7 Abs. 1 Satz 1 Nr. 1 MitbestG zusammen.

Die Amtszeit für das Aufsichtsratsmitglied Dr. Alexander Nerz endet mit Ablauf der Hauptversammlung.

Der Aufsichtsrat schlägt vor

Herrn Dr. Alexander Nerz, Rechtanwalt, München,

für eine neue höchstzulässige Amtszeit in den Aufsichtsrat zu wählen.
Die Hauptversammlung ist nicht an den Wahlvorschlag gebunden.

6. **Beschlussfassung über die Ermächtigung des Vorstands zum Erwerb eigener Aktien der Gesellschaft**

Vorstand und Aufsichtsrat schlagen vor zu beschließen:

a) Die Gesellschaft wird gemäß § 71 Abs. 1 Nr. 8 AktG ermächtigt, bis zum 23. Dezember 2005 eigene Aktien der Gesellschaft für diese zu erwerben und zu verkaufen. Der Bestand der zu diesem Zweck erworbenen Aktien darf zusammen mit anderen Aktien der Gesellschaft, welche diese bereits erworben hat und noch besitzt, 10 % des Grundkapitals der KRONES AKTIENGESELLSCHAFT nicht übersteigen. Der niedrigste Gegenwert, zu dem jeweils eine eigene Aktie erworben werden darf, wird auf den Mittelwert der Einheitskurse für diese Aktie an der Frankfurter Wertpapierbörse während der letzten fünf Börsentage vor dem Beschluss des Vorstands über den jeweiligen Erwerb, abzüglich 10 %, festgelegt, der höchste Gegenwert auf diesen Mittelwert zuzüglich 10 %.

b) Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats eigene Aktien der KRONES AKTIENGESELLSCHAFT einzuziehen, die auf Grund vorstehender Ermächtigung erworben werden, ohne dass die Einziehung oder ihre Durchführung eines weiteren Hauptversammlungsbeschlusses bedarf. Die Ermächtigung kann ganz oder in Teilen ausgeübt werden.

7. **Beschlussfassung über die Umwandlung von Vorzugsaktien ohne Stimmrecht in Stammaktien und entsprechende Satzungsänderung**

7.1. Es sollen die Vorzugsaktien ohne Stimmrecht in Stammaktien umgewandelt werden, um die Liquidität unserer Stammaktien zu erhöhen und die Gewichtung im MDAX zu stärken.

Deshalb sollen die Vorzugsaktien, das sind gemäß § 4 Abs. 2 der Satzung in der Fassung vom 19. Juni 2002 3.575.295 Vorzugsaktien, in auf den Inhaber lautende Stammaktien umgewandelt werden.

Vorstand und Aufsichtsrat schlagen vor zu beschließen:

a) Die derzeit vorhandenen 3.575.295 auf den Inhaber lautenden Vorzugsaktien ohne Stimmrecht werden in 3.575.295 auf den Inhaber lautende Stammaktien mit Stimmrecht umgewandelt. Für diese Aktien wird der in § 22 der Satzung bestimmte Vorzug aufgehoben. Die Gewinnberechtigung der umgewandelten Aktien entspricht mit Wirkung vom 01.01.2004 der Gewinnberechtigung der auf den Inhaber lautenden Stammaktien.

b) Infolge dieser Änderung werden folgende Bestimmungen der Satzung geändert:

aa)
§ 4 der Satzung wird wie folgt neugefasst:

»§ 4 Grundkapital

1.
Das Grundkapital der Gesellschaft beträgt Euro 26.922.135,36
(in Worten: Euro sechsundzwanzig Millionen neunhundertzweiundzwanzigtausendeinhundertfünfunddreißig und sechsundreißig Cent).

2.
Es ist eingeteilt in 10.531.024 auf den Inhaber lautende Stückaktien.

3.
Bei einer Kapitalerhöhung kann die Gewinnbeteiligung neuer Aktien abweichend von § 60 AktG bestimmt werden.

4.
Der Vorstand ist ermächtigt, das Grundkapital der Gesellschaft bis zum 31. Mai 2007 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer auf den Inhaber lautende Stückaktien einmal oder mehrfach gegen Bareinlagen um bis zu Euro 10 Millionen zu erhöhen (genehmigtes Kapital). Dabei ist den Aktionären ein Bezugsrecht einzuräumen. Der Vorstand kann das Bezugsrecht der Aktionäre für eventuell entstehende Spitzenbeträge ausschließen.«

bb)
§ 5 der Satzung wird wie folgt neugefasst:

»§ 5 Aktien

1.
Die Aktien lauten auf den Inhaber.

2.
Der Anspruch eines Aktionärs auf Verbriefung seines Anteils ist ausgeschlossen.«

cc)
§ 20 Abs. 1 der Satzung wird wie folgt neugefasst:

»1.
In der Hauptversammlung gewährt je eine Aktie eine Stimme.«

dd)
§ 22 der Satzung wird wie folgt neugefasst:

»§ 22 Gewinnverwendung

Über die Verwendung des jährlichen Bilanzgewinns beschließt die Hauptversammlung.«

7.2. Gesonderte Abstimmung der Inhaber der Stammaktien über die Zustimmung zu den Beschlüssen der Hauptversammlung zu Punkt 7.1. der Tagesordnung.

Vorstand und Aufsichtsrat schlagen vor, dass die Stammaktionäre ihre Zustimmung zu dem durch die heutige Hauptversammlung zu dem Tagesordnungspunkt 7.1. gefassten Beschluss über die Umwandlung der Vorzugsaktien ohne Stimmrecht auf Stammaktien mit Stimmrecht unter Aufhebung des in § 22 der Satzung bestimmten Vorzugs und zu den vorstehend in Tagesordnungspunkt 7.1. b) aufgeführten Änderungen der §§ 4, 5, 20 und 22 der Satzung, erteilen.

8. Beschlussfassung über die Änderung von § 3 der Satzung (Bekanntmachungen)

Vorstand und Aufsichtsrat schlagen vor, § 3 der Satzung der Gesellschaft (Bekanntmachungen) in Anpassung an die Neufassung des § 25 Satz 1 AktG wie folgt neuzufassen:

»§ 3 Bekanntmachungen

Die Bekanntmachungen der Gesellschaft erfolgen im elektronischen Bundesanzeiger, bzw. wenn dies nicht möglich ist, in der gedruckten Ausgabe des Bundesanzeigers.«

9. Beschlussfassung über die Änderung von § 18 der Satzung (Teilnahmerecht/Geschäftsordnung)

Vorstand und Aufsichtsrat schlagen vor, § 18 der Satzung (Teilnahmerecht/Geschäftsordnung) wie folgt neuzufassen:

»§ 18 Teilnahmerecht/Geschäftsordnung

1.
Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind diejenigen Aktionäre berechtigt, die spätestens am siebten Kalendertag vor dem Tag der Hauptversammlung bei der Gesellschaft oder den sonstigen, in der Einladung bekanntgegebenen Stellen ihre Aktien bis zur Beendigung der Hauptversammlung hinterlegen. Die Hinterlegung ist auch dann ordnungsgemäß, wenn Aktien mit Zustimmung einer Hinterlegungsstelle für sie bei anderen Kreditinstituten bis zur Beendigung der Hauptversammlung gesperrt gehalten werden. Bei der Fristberechnung ist der Tag der Versammlung nicht mitzurechnen. Fällt der letzte Tag der Hinterlegungsfrist auf einen Samstag, Sonntag oder einen am Sitz der Gesellschaft staatlich anerkannten allgemeinen Feiertag, so ist die Hinterlegung noch bis zum Ablauf des nächsten darauffolgenden Werktages ausreichend, wobei ein Samstag nicht als Werktag zählt.

2.
Das Stimmrecht kann durch Bevollmächtigte ausgeübt werden, wobei diese nur stimmberechtigt sind, wenn die Vollmacht in Schriftform, elektronischer Form gemäß § 126 a BGB oder in Form eines ausgedruckten Telefaxes nachgewiesen wird. Es können auch von der Gesellschaft benannte Stimmrechtsvertreter bevollmächtigt werden. § 135 AktG bleibt unberührt.

3.
Die Hauptversammlung kann sich mit einer Mehrheit, die mindestens drei Viertel des bei der Beschlussfassung vertretenen Grundkapitals umfasst, eine Geschäftsordnung mit Regeln für die Vorbereitung und Durchführung der Hauptversammlung geben.«

10. Beschlussfassung über die Bestellung des Abschlussprüfers für das Geschäftsjahr 2004

Der Aufsichtsrat schlägt vor, die Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Zweigniederlassung Regensburg, zum Abschlussprüfer für das Geschäftsjahr 2004 zu wählen.

Zur Teilnahme an der Hauptversammlung sind diejenigen Aktionäre berechtigt, die spätestens am 17. Juni 2004 bei der Gesellschaft, bei einem deutschen Notar, bei einer Wertpapiersammelbank oder bei einer der nachstehend genannten Banken ihre Aktien bis zur Beendigung der Hauptversammlung hinterlegen und die Ausstellung einer Eintrittskarte beantragen:

Commerzbank AG
Bayerische Hypo- und Vereinsbank AG.

Im Falle der Hinterlegung bei einem deutschen Notar oder bei einer Wertpapiersammelbank ist die von diesen auszustellende Bescheinigung spätestens am 19. Juni 2004 bei der Gesellschaft einzureichen.

Die Hinterlegung ist auch dann ordnungsgemäß, wenn Aktien mit Zustimmung einer Hinterlegungsstelle für sie bei anderen Kreditinstituten bis zur Beendigung der Hauptversammlung gesperrt gehalten werden.

Zur Ausübung des Stimmrechts sind nur die Inhaber von Stammstückaktien berechtigt.

Aktionäre können ihr Stimmrecht in der Hauptversammlung auch durch einen mit schriftlicher Vollmacht versehenen Bevollmächtigten, beispielsweise ein Kreditinstitut oder eine Aktionärsvereinigung, ausüben lassen.

Neutraubling, im April 2004

Der Vorstand



Einladung zur Sonderversammlung

KRONES Aktiengesellschaft Neutraubling

Wertpapier-Kenn-Nummer: 633 503

Wir laden unsere Vorzugsaktionäre zur Sonderversammlung gemäß §§ 141, 138 AktG ein, die am Mittwoch, dem 23. Juni 2004, um 17.00 Uhr im Anschluss an die 24. ordentliche Hauptversammlung in der Stadthalle in Neutraubling, Regensburger Straße 9, stattfindet.

Der Beginn dieser Sonderversammlung kann sich unter Umständen je nach Dauer der vorangehenden ordentlichen Hauptversammlung verzögern.

Tagesordnung

Zur Wirksamkeit des von der Hauptversammlung der KRONES AKTIENGESELLSCHAFT vom selben Tag gefassten Beschlusses zum Tagesordnungspunkt Nr. 7.1. ist die Zustimmung der Vorzugsaktionäre erforderlich.

Es sollen die Vorzugsaktien ohne Stimmrecht in Stammaktien umgewandelt werden, um die Liquidität der Stammaktien zu erhöhen und die Gewichtung im MDAX zu stärken.

Deshalb sollen die Vorzugsaktien, das sind gemäß § 4 Abs. 2 der Satzung in der Fassung vom 19. Juni 2002 3.575.295 Vorzugsaktien, in auf den Inhaber lautende Stammaktien umgewandelt werden.

Vorstand und Aufsichtsrat schlagen vor, dass die Vorzugsaktionäre ihre Zustimmung zu folgendem von der 24. ordentlichen Hauptversammlung vom heutigen Tag zu Tagesordnungspunkt 7.1. dieser Hauptversammlung gefassten Beschluss zu erteilen.

Der Beschluss, dem zugestimmt werden soll, lautet wie folgt:

»a)
Die derzeit vorhandenen 3.575.295 auf den Inhaber lautenden Vorzugsaktien ohne Stimmrecht werden in 3.575.295 auf den Inhaber lautende Stammaktien mit Stimmrecht umgewandelt. Für diese Aktien wird der in § 22 der Satzung bestimmte Vorzug aufgehoben. Die Gewinnberechtigung der umgewandelten Aktien entspricht mit Wirkung vom 01.01.2004 der Gewinnberechtigung der auf den Inhaber lautenden Stammaktien.

b)
Infolge dieser Änderung werden folgende Bestimmungen der Satzung geändert:

aa)
§ 4 der Satzung wird wie folgt neugefasst:

»§ 4 Grundkapital

1.
Das Grundkapital der Gesellschaft beträgt Euro 26.922.135,36 (in Worten: Euro sechsundzwanzig Millionen neunhundertzweiundzwanzigtausendeinhundertfünfunddreißig und sechsunddreißig Cent).

2.
Es ist eingeteilt in 10.531.024 auf den Inhaber lautende Stückaktien.

3.
Bei einer Kapitalerhöhung kann die Gewinnbeteiligung neuer Aktien abweichend von § 60 AktG bestimmt werden.

4.
Der Vorstand ist ermächtigt, das Grundkapital der Gesellschaft bis zum 31. Mai 2007 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer auf den Inhaber lautende Stückaktien einmal oder mehrfach gegen Bareinlagen um bis zu Euro 10 Millionen zu erhöhen (genehmigtes Kapital). Dabei ist den Aktionären ein Bezugsrecht einzuräumen. Der Vorstand kann das Bezugsrecht der Aktionäre für eventuell entstehende Spitzenbeträge ausschließen.«

bb)
§ 5 der Satzung wird wie folgt neugefasst:

»§ 5 Aktien

1.
Die Aktien lauten auf den Inhaber.

2.
Der Anspruch eines Aktionärs auf Verbriefung seines Anteils ist ausgeschlossen.«

cc)
§ 20 Abs. 1 der Satzung wird wie folgt neugefasst:

»1.
In der Hauptversammlung gewährt je eine Aktie eine Stimme.«

dd)
§ 22 der Satzung wird wie folgt neugefasst:

»§ 22 Gewinnverwendung

Über die Verwendung des jährlichen Bilanzgewinns beschließt die Hauptversammlung.«

Zur Teilnahme an der Sonderversammlung sind diejenigen Vorzugsaktionäre berechtigt, die spätestens am 17. Juni 2004 bei der Gesellschaft, bei einem deutschen Notar, bei einer Wertpapiersammelbank oder bei einer der nachstehend genannten Banken ihre Aktien bis zur Beendigung der Hauptversammlung hinterlegen und die Ausstellung einer Eintrittskarte beantragen:

Commerzbank AG
Bayerische Hypo- und Vereinsbank AG.

Im Falle der Hinterlegung bei einem deutschen Notar oder bei einer Wertpapiersammelbank ist die von diesen auszustellende Bescheinigung spätestens am 19. Juni 2004 bei der Gesellschaft einzureichen.

Die Hinterlegung ist auch dann ordnungsgemäß, wenn Aktien mit Zustimmung einer Hinterlegungsstelle für sie bei anderen Kreditinstituten bis zur Beendigung der Hauptversammlung gesperrt gehalten werden.

Zur Ausübung des Stimmrechts sind nur die Inhaber von Vorzugsstückaktien berechtigt.

Aktionäre können ihr Stimmrecht in der Sonderversammlung auch durch einen mit schriftlicher Vollmacht versehenen Bevollmächtigten, beispielsweise ein Kreditinstitut oder eine Aktionärsvereinigung, ausüben lassen.

Neutraubling, im April 2004

Der Vorstand



[redacted]

[redacted]

[redacted]

[redacted]



KRONES AG
Investor Relations
Böhmerwaldstraße 5
93073 Neutraubling
Deutschland

Telefon 0049(0)9401-703258
Telefax 0049(0)9401-703496
E-Mail investor-relations@krones.com
Internet www.krones.com



B8
A3
München
Passau
Breslauer Str.
Regensburger Straße
Stadthalle Neutraubling
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